     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               PYA/MONARCH, INC.
             (Exact Name of Registrant as Specified in Its Charter)

               MARYLAND                                  5141                                 36-2998724
     (State or Other Jurisdiction            (Primary Standard Industrial                  (I.R.S. Employer
  of Incorporation or Organization)          Classification Code Number)                Identification Number)

                            ------------------------

                               PYA/Monarch, Inc.
                             80 International Drive
                        Greenville, South Carolina 29615
                                 (864) 676-8600
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                         ------------------------------

                             R. Henry Kleeman, Esq.
                   Vice President and Deputy General Counsel
                              Sara Lee Corporation
                           Three First National Plaza
                                70 West Madison
                            Chicago, Illinois 60602
                                 (312) 726-2600

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                         ------------------------------

                                   COPIES TO:

      CHARLES W. MULANEY, JR., ESQ.                   KEITH S. CROW, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM                 KIRKLAND & ELLIS
               (ILLINOIS)                           200 EAST RANDOLPH DRIVE
          333 WEST WACKER DRIVE                        CHICAGO, IL 60601
            CHICAGO, IL 60606                           (312) 861-2000
             (312) 407-0700                             (312) 861-2000

                         ------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED
                                                                    MAXIMUM
                   TITLE OF EACH CLASS OF                          AGGREGATE            AMOUNT OF
                SECURITIES TO BE REGISTERED                     OFFERING PRICE      REGISTRATION FEE
Common Stock, par value $.01 per share......................     $160,000,000            $42,240

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  Subject to Completion. Dated June 26, 2000.
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                            Shares

                                     [LOGO]

                                  Common Stock

                                 -------------

    This is an initial public offering of shares of common stock of PYA/Monarch, Inc. All of
the       shares of common stock are being sold by PYA/Monarch.

    Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per
share will be between $         and $         . PYA/Monarch intends to list the
common stock on the New York Stock Exchange under the symbol "PYA."

    SEE "RISK FACTORS" ON PAGE 6 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                              Per Share     Total
                                                              ----------    -----
Initial public offering price...............................    $           $
Underwriting discount.......................................    $           $
Proceeds, before expenses, to PYA/Monarch...................    $           $

    To the extent that the underwriters sell more than       shares of common
stock, the underwriters have the option to purchase up to an additional shares from PYA/Monarch at the initial public offering price less the underwriting discount.

                               ------------------

    The underwriters expect to deliver the shares against payment in New York,
New York on        , 2000.

GOLDMAN, SACHS & CO.

                  BEAR, STEARNS & CO. INC.

                                     SALOMON SMITH BARNEY

                               ------------------

                     Prospectus dated              , 2000.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR HISTORICAL FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS.

                                  OUR BUSINESS

    We are a leading broadline marketer and distributor of food and related products to restaurants and other foodservice establishments in the Southeastern and Mid-Atlantic regions of the United States. We are the nation's fourth largest broadline distributor, and we believe that we are the largest broadline distributor in our core Southeastern service area, one of the fastest growing regions of the country. We have increased our net sales through internal growth and acquisitions from $1.5 billion in fiscal 1994 to over $2.7 billion in fiscal 1999, a compound annual growth rate of 12.9%, well above the industry average growth rate of 4.6%.

    We distribute over 38,000 products including dry, refrigerated and frozen foods, paper supplies and foodservice equipment. Our products include both PYA/Monarch proprietary brands and nationally recognized brands. We serve a diverse customer base comprised of both independent accounts, which are often referred to as street accounts, and multi-unit accounts, which are often referred to as chain accounts. Our street customers consist of independent restaurants, hotels and other foodservice businesses, while the majority of our multi-unit accounts consist of franchises or corporate-owned units of national or regional family dining and other restaurant concepts.

    We believe our size and scope of operations give us a competitive advantage. Our large-scale operations provide significant name recognition and operating efficiencies, and our extensive distribution network enables us to offer customers a broad array of products and value-added services across a wide service area. Our modern, large-scale distribution centers provide cost savings in branch overhead, warehouse operations and transportation. In addition, we have made substantial investments in advanced proprietary information systems, which further reduce our costs and enhance our selling efforts and customer service.

                       FOODSERVICE DISTRIBUTION INDUSTRY

    The foodservice distribution industry generated sales of $154 billion in 1999, a 4.8% increase over 1998. According to industry sources, during the period from 1994 to 1999, total foodservice distribution sales grew at a compound annual growth rate of 4.6%. Growth in foodservice distribution has been driven, in part, by demographic, economic and lifestyle trends resulting in increased demand for meals prepared away from home. An industry group projects that the foodservice share of total food expenditures in the United States will increase from its current level of approximately 45% to approximately 53% by 2010.

    The foodservice industry is highly fragmented and is consolidating. This consolidation has primarily resulted from acquisitions of smaller, regional distributors by larger broadline distributors. We anticipate further consolidation in the industry as smaller distributors confront increasingly difficult competitive challenges. Larger broadline distributors have access to the significant capital and management resources needed to construct and equip large distribution centers, maintain a modern fleet of delivery vehicles and develop the sophisticated information systems required for cost-efficient operations.

                               GROWTH STRATEGIES

    Our ongoing strategies to grow our business are:

    INCREASE STREET ACCOUNT SALES. We plan to improve profitability by continuing to increase street account sales, which generate higher profit margins. From fiscal 1994 to fiscal 1999, our sales to street accounts increased at a compound annual growth rate of 17.2%. During this period, our street account sales as a percentage of total sales increased from 40% to 49%. We intend to continue to grow street account sales by hiring more commissioned sales representatives, by implementing technology improvements that enable our sales representatives to spend more time providing value-added services and by expanding the value-added services that we offer.

    INCREASE SALES PENETRATION OF EXISTING ACCOUNTS. We intend to become the primary broadline distributor for more of our customers by leveraging our strong position in quality, service and pricing. We have undertaken a number of technology-based initiatives to increase sales to existing customers, including our web-based interactive ordering system and our data warehouse of customer purchasing history. We are also focusing on increasing sales to selected multi-unit customers to more cost effectively use our existing capacity.

    AGGRESSIVELY PROMOTE OUR PROPRIETARY BRANDS. We intend to increase sales of our proprietary brand products by focusing on branch marketing, promotional programs, sales incentives and sales force training. Sales of our proprietary brand products, which we primarily market to our street accounts, enhance our profitability because we avoid paying the price premiums and higher overhead costs associated with national brands. Sales of our proprietary brand products have increased from approximately 30% of street account sales in fiscal 1997 to approximately 38% of street account sales in fiscal 1999.

    PURSUE STRATEGIC ACQUISITIONS. To accelerate growth in both sales and profits and to expand our core service areas, we plan to selectively acquire foodservice distributors. We intend to pursue acquisitions of businesses in contiguous service areas that have a committed management and sales force and that have a high percentage of street accounts.

    BUILD AND EXPAND LARGE, MODERN WAREHOUSES. We are investing in large-scale, technologically advanced warehouses to provide a platform for growth and to control distribution expenses. Modern, broadline facilities enhance our ability to attract new customers by allowing us to offer a broad product selection and superior service capabilities. We are introducing a sophisticated voice-activated selection system that significantly improves accuracy. We plan to continue to focus on facility improvement and expansion as a key component of our growth strategy.

                         OUR RELATIONSHIP WITH SARA LEE

    We are currently a wholly owned subsidiary of Sara Lee. After the completion
of this offering, Sara Lee will own approximately   % of the outstanding shares
of our common stock, or approximately   % if the underwriters fully exercise
their option to purchase additional shares. Sara Lee currently is planning to effect an exchange or other distribution of all or a significant portion of its shares of our common stock within 18 months of this offering, although the timing of the exchange or other distribution has not been finally determined. Sara Lee is not obligated to complete any exchange or other distribution, and we cannot assure you as to whether, when or how it will occur. Before the completion of this offering, we will enter into agreements with Sara Lee related to the separation of our business operations from those of Sara Lee. These agreements provide for, among other things, various interim and ongoing relationships between us and Sara Lee.

    These agreements are described more fully in the section entitled "Arrangements Between Sara Lee and PYA/Monarch" included elsewhere in this prospectus. The terms of these agreements are being negotiated in the context of a parent-subsidiary relationship and may be more or less favorable to us than if they had been negotiated with unaffiliated parties.

                                  THE OFFERING

Common stock offered.........................  shares

Common stock to be outstanding immediately
  after this offering........................  shares

Common stock to be held by Sara Lee
  immediately after this offering............  shares

Use of proceeds..............................  The estimated net proceeds from this offering
                                               of approximately $        million will be
                                               used to repay a portion of our indebtedness
                                               to Sara Lee.

Proposed New York Stock Exchange Symbol......  PYA

    This information is based on              shares outstanding immediately
prior to this offering, all of which are owned by Sara Lee. Unless we specifically state otherwise, the information in this prospectus does not take
into account the issuance of up to       shares of common stock that the
underwriters have the option to purchase from us. If the underwriters fully
exercise their option to purchase additional shares,       shares of common
stock will be outstanding after this offering and Sara Lee will hold       of
those shares.

    The number of shares of our common stock to be outstanding immediately after
the offering above does not take into account approximately       shares of our
common stock reserved for issuance under our stock plans. At the time of the
offering, we intend to grant options to purchase approximately       shares of
our common stock at the offering price to some of our directors, officers and employees. In addition to the common stock reserved for issuance under our stock plans, we intend to offer to selected executive employees options to purchase up
to an aggregate of       shares of our common stock, subject to the surrender
and cancellation of previously granted options to purchase Sara Lee common stock.

                            ------------------------

    We were originally incorporated in Delaware, and we reincorporated in Maryland in June 1998. Our executive offices are located at 80 International Drive, Greenville, South Carolina 29615. Our telephone number is
(864) 676-8600, and our facsimile number is (864) 676-8701. We also maintain an Internet site at www.pyamonarch.com. The information contained on our website or connected to our website is not part of this prospectus.

    In this prospectus, "PYA/Monarch," "we," "us," and "our" each refers to PYA/Monarch, Inc. and not to the underwriters or Sara Lee. "Sara Lee" refers to Sara Lee Corporation and its subsidiaries, not including PYA/Monarch. Our fiscal year ends on the Saturday closest to June 30 of any given year. Fiscal year 1999 is a 53-week year, while fiscal years 1995, 1996, 1997, 1998 and 2000 are 52-week years.

    PYA/MONARCH-REGISTERED TRADEMARK-, MONARCH-REGISTERED TRADEMARK- and other trademarks of PYA/Monarch appearing in this prospectus are the property of PYA/Monarch.

                             SUMMARY FINANCIAL DATA
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following tables present our summary financial data. The data presented in these tables are from "Selected Financial Data" and our historical financial statements and notes to those statements, which are included elsewhere in this prospectus. You should read those sections and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further explanation of the financial data summarized here. The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                                  YEARS ENDED                                 39 WEEKS ENDED
                                         --------------------------------------------------------------   -----------------------
                                          JULY 1,      JUNE 29,     JUNE 28,     JUNE 27,     JULY 3,     MARCH 27,     APRIL 1,
STATEMENTS OF INCOME DATA:                  1995         1996         1997         1998       1999(1)        1999         2000
--------------------------               ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net sales..............................  $1,983,287   $2,200,804   $2,372,694   $2,584,878   $2,742,110   $1,981,538   $2,113,021
Gross profit...........................     292,923      328,867      348,540      382,858      410,376      293,360      327,122
Selling, general and administrative
  expenses.............................     232,828      254,507      269,107      293,819      316,658      231,413      259,484
Loss on sale to Sara Lee of trade
  receivables, net of collection
  fees (2).............................          --           --       14,710       41,535       44,287       31,907       34,367
Impairment of long-lived assets (3)....          --           --           --        1,336           --           --        1,100
Interest expense (income), net (4).....       2,410           17       (4,663)     (12,116)     (14,684)     (10,570)     (13,293)
Income before income taxes.............      57,685       74,343       69,386       58,284       64,115       40,610       45,464
Net income.............................      33,923       43,617       41,044       34,262       37,912       24,001       26,637
Pro forma as adjusted net
  income (5)...........................
Net income per share--basic and
  diluted..............................
Pro forma as adjusted net income per
  share--basic and diluted.............
Shares used in computing pro forma as
  adjusted net income per share--basic
  and diluted..........................

                                                                     APRIL 1, 2000
                                                              ----------------------------
                                                                              PRO FORMA
                                                                ACTUAL      AS ADJUSTED(5)
                                                              -----------   --------------
BALANCE SHEET DATA:
  Working capital...........................................   $   62,271
  Total assets..............................................      615,043
  Inventories, net..........................................      110,876
  Note receivable from Sara Lee (6).........................      165,445
  Payable to Sara Lee (7)...................................      103,637
  Stockholder's equity......................................      235,344

------------------------------

(1) 1999 was a 53-week year.

(2) Represents losses on the sale to Sara Lee of 100% of our third-party trade receivables. From February 1997 to June 2000, we sold our receivables to Sara Lee at a discount. As of June 2000, we no longer sell our trade receivables to Sara Lee and therefore, will no longer incur a loss on the sale of such receivables.

(3) Represents write-down of three of our facilities to estimated net realizable value.

(4) Represents primarily interest income from Sara Lee on the note receivable from Sara Lee received in consideration for the sale of our trade receivables to Sara Lee. As of June 2000, we no longer sell our trade receivables to Sara Lee and therefore, will no longer recognize interest income on the note receivable from Sara Lee.

(5) Pro forma as adjusted amounts give effect to the following actions as though these actions had taken place as of July 4, 1999.

       - our dividend of a promissory note in the principal amount of $ payable to Sara Lee and the resulting reduction in stockholder's equity;

       - the termination of our sale to Sara Lee of trade receivables through the following transactions:

         - our purchase from Sara Lee of all our outstanding trade receivables
           at fair market value for $         ;

         - our payment of the receivables purchase price through the retirement on a dollar-for-dollar basis of the note receivable from Sara Lee; and

         - elimination of the loss on sale to Sara Lee of trade receivables and interest income from Sara Lee;

       - our sale of        shares of common stock in this offering at an
         assumed initial public offering price of $      per share and after
         deducting an assumed underwriting discount and estimated offering expenses payable by us;

       - use of the estimated offering proceeds to repay a portion of our indebtedness and reflection of interest expense on the unpaid balance
         of the indebtedness of $      at an assumed market interest rate of
            %, resulting in interest expense of $      for the 39 weeks ended
         April 1, 2000; and

       - the difference in estimated costs for the services to be provided by Sara Lee under the master transitional services agreement, at a cost of $1 million per year, from the costs historically allocated to us for these services, resulting in an incremental expense of $83 in the 39 weeks ended April 1, 2000.

    Upon Sara Lee's exchange or other distribution of our common stock, we will no longer be permitted to participate in Sara Lee's benefit plans, insurance plans and working capital funding arrangements. We may face increased costs for these and other items, following this offering. At this time, we cannot estimate the amount or timing of these increased costs and, accordingly, we have not included this amount in the pro forma as adjusted amounts.

(6) Represents the note receivable from Sara Lee described in note 4.

(7) Actual amount represents a payable to Sara Lee. Pro forma as adjusted amount
    represents the $        payable to Sara Lee and the $        promissory note
    to be issued to Sara Lee as payment of a dividend prior to the end of fiscal 2000. All of the payable and a portion of the promissory note will be repaid with the net proceeds of this offering.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE INVESTING IN OUR COMMON STOCK.

                         RISKS RELATED TO OUR BUSINESS

THE FOODSERVICE DISTRIBUTION INDUSTRY HAS LOW PROFIT MARGINS AND IS SENSITIVE TO NATIONAL AND REGIONAL ECONOMIC CONDITIONS AND OTHER FACTORS.

    The foodservice distribution industry is characterized by relatively low profit margins. The prices at which we sell our products change with the cost of the underlying products. As a result, our profit levels may be reduced during periods of decreased prices for our products, even though our gross profit percentage on those products may remain relatively constant. A reduction in the price of our products could have a material adverse effect on our business, operating results and financial condition. The foodservice distribution industry is sensitive to national and regional economic conditions. Economic downturns may reduce consumer spending at the restaurants and other foodservice institutions that we supply. This reduction in spending could have an adverse impact on the demand for our products causing a material adverse effect on our operating results.

    Our operating results also are particularly sensitive to, and may be adversely affected by, difficulty in collecting accounts receivable, maintaining inventory control, and responding to competitive price pressures, severe weather conditions and unexpected increases in fuel or other transportation-related costs. Although these factors generally have not had a material adverse impact on our past operations, we cannot assure you that one or more of these factors will not adversely affect future operating results.

THE FOODSERVICE DISTRIBUTION INDUSTRY IS HIGHLY COMPETITIVE.

    We operate in highly competitive markets, and our future success depends, in large part, on our ability to provide superior service and high quality products at competitive prices. Our competition includes broadline distributors that provide a comprehensive range of food and related products, niche distributors that supply limited product categories, and system distributors that typically supply a narrower range of products to a limited number of multi-unit businesses operating in a broad geographical area. We compete in each of our markets with at least one large national distribution company, generally SYSCO Corp., U.S. Foodservice or Alliant Foodservice, Inc., as well as with numerous regional and local distributors. Some of our competitors have substantially greater financial and other resources than we do. Our failure to compete successfully could have a material adverse effect on our business, operating results and financial condition.

OUR SUCCESS LARGELY DEPENDS ON OUR ABILITY TO RETAIN OUR SENIOR MANAGEMENT.

    Our success is largely dependent on the skills, experience and efforts of our senior management. The loss of the services of one or more members of our senior management team could have a material adverse effect on our business and financial results. Some members of our management team are not covered by employment agreements.

WE MAY NOT BE ABLE TO IDENTIFY, ACQUIRE OR SUCCESSFULLY INTEGRATE SUITABLE
  ACQUISITION TARGETS.

    Acquisitions are an important part of our growth strategy. To successfully pursue this strategy, we must first identify attractive acquisition targets. Due to increased consolidation in the foodservice distribution industry, we may face significant competition for suitable acquisition targets. Additionally, acquisitions will enhance our earnings only if we can successfully integrate those businesses into our marketing programs, centralized purchasing operations, distribution network and information systems. Our ability to integrate acquired businesses may be adversely affected by factors that include:

    - customer resistance to our product selection or distribution system;

    - our failure to retain key management and sales personnel;

    - difficulties in converting information systems to our proprietary systems; and

    - difficulties in allocating limited management resources.

In addition, we may not be able to realize the synergies that we anticipated in selecting our acquisition candidates. The difficulties we face in acquiring and integrating foodservice businesses could have a material adverse effect on our business, operating results and financial condition.

PRODUCT LIABILITY CLAIMS COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

    We face an inherent risk of exposure to product liability claims if any of the products we sell cause injury or illness. We have obtained liability insurance for product liability claims. We cannot assure you, however, that this insurance will continue to be available at a reasonable cost, or that any insurance that we obtain will be adequate to cover product liability claims against us. We generally obtain contractual indemnification from parties supplying our products, but this form of indemnification is limited, as a practical matter, to the creditworthiness and financial resources of the indemnifying party. If we do not have adequate insurance or contractual indemnification available, losses associated with product liability claims could have a material adverse effect on our business, operating results and financial condition.

HIGH EMPLOYEE TURNOVER RATES AND DIFFICULTIES HIRING A SUFFICIENT NUMBER OF QUALIFIED WORKERS COULD ADVERSELY AFFECT OUR BUSINESS.

    Our distribution system is labor intensive. We compete intensely with other employers for workers, particularly during periods of low unemployment. We face particular difficulties in staffing our facilities during the night hours when the bulk of our distribution activity occurs. High turnover rates increase our distribution costs and lower worker productivity. If we cannot hire and retain qualified personnel, our business, operating results and financial condition may be adversely affected. In addition, our growth strategy depends, in part, on our ability to increase the size of our sales force. We cannot assure you that we will be able to attract and retain sufficient qualified sales personnel, and the failure to do so could adversely affect our revenue growth in the future.

THE LOSS OF A MAJOR CUSTOMER COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

    Meeting the needs of our larger customers requires us to commit a significant portion of our personnel and distribution resources to these accounts. Generally, our customer contracts may be cancelled by either party at its option. If we lose one of our major customers, we may not be able to reduce the scale of our operations or reallocate our personnel and distribution resources in a timely or efficient manner. Any delay or additional costs in reallocating our resources or reducing the scale of our operations could have a material adverse effect on our business, operating results and financial condition.

                RISKS RELATED TO OUR RELATIONSHIP WITH SARA LEE

WE WILL BE CONTROLLED BY SARA LEE AS LONG AS IT OWNS A MAJORITY OF OUR COMMON STOCK, WHICH MAY LEAD TO CONFLICTS OF INTEREST.

    After the completion of this offering, Sara Lee will own approximately   %
of the outstanding shares of our common stock, or approximately   % if the
underwriters fully exercise their option to purchase additional shares. Investors in this offering will not be able to affect the outcome of any stockholder vote at least for as long as Sara Lee owns a majority of our outstanding common stock. As a result, Sara Lee will control all matters affecting us, including:

    - the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

    - the allocation of business opportunities that may be suitable for us and Sara Lee;

    - any determinations with respect to mergers or other business combinations;

    - any acquisition or disposition of assets;

    - our financing;

    - changes to the agreements providing for our separation from Sara Lee;

    - the payment of dividends on our common stock; and

    - determinations with respect to our tax returns.

    If Sara Lee were to sell a controlling interest in us to a third party, such third party would be under no obligation to dispose of its controlling interest.

    Conflicts of interest may arise between Sara Lee and us as a result of our separation from Sara Lee and Sara Lee's continued controlling interest in us. In particular, following this offering, Sara Lee will continue to be a supplier of food products for us. Conflicts of interest may also arise from:

    - the nature and quality of services rendered by Sara Lee to us;

    - tax and employee benefit matters;

    - indemnification obligations;

    - insurance matters;

    - sales or distributions by Sara Lee of all or any portion of its ownership interest in us; and

    - Sara Lee's ability to control our management and affairs.

    We may not be able to resolve any potential conflicts, and, even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

SARA LEE MAY LATER DECIDE NOT TO COMPLETE AN EXCHANGE OR OTHER DISTRIBUTION OF OUR COMMON STOCK, WHICH COULD HAVE AN ADVERSE EFFECT UPON THE MARKET FOR OUR COMMON STOCK AND CONSTRAIN OUR ABILITY TO ISSUE ADDITIONAL EQUITY SECURITIES.

    Sara Lee currently is planning to effect an exchange or other distribution of its shares of our common stock within 18 months of this offering, although no specific timetable has been finally determined. Sara Lee is not obligated to complete any exchange or other distribution of our common stock, and it may not occur. Until Sara Lee consummates an exchange or other distribution of our common stock, the liquidity of our shares in the market may be constrained. Due to the limited liquidity of our stock, relatively small trades of our stock may have a disproportionate effect on our stock price. After the 180-day period following this offering, which may be waived by the underwriters, there are no contractual limitations on sales of our common stock by Sara Lee. The sale or potential sale by Sara Lee of our stock could adversely affect the market price of our stock.

    Sara Lee must own 80% or more of our common stock to continue to consolidate our business with its other businesses for tax purposes and to preserve the tax-free status of any exchange or other distribution of its remaining shares of our common stock. As a result, Sara Lee may prevent us from issuing additional equity securities for purposes such as providing incentives for our management, raising capital or making acquisitions unless and until an exchange or other distribution occurs.

OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

    Our financial statements have been derived from the financial statements of Sara Lee. Accordingly, the historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been treated as a separate, stand-alone entity during the periods presented. Sara Lee did not account for us, and we were not operated, as a separate, stand-alone entity for the periods presented. The historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future and does not reflect many significant changes that will occur in our capital structure, funding and operations as a result of our separation from Sara Lee. For example, we may face increased costs for insurance and equipment leasing and other financing as a stand-alone entity.

ALL OF THE NET PROCEEDS OF THIS OFFERING WILL BE USED TO REPAY A PORTION OF OUR INDEBTEDNESS TO SARA LEE.

    We intend to use all of the net proceeds from this offering to repay a portion of our outstanding debt owed to Sara Lee. As a result, the net proceeds from this offering will not be available for our business needs, such as funding working capital or the expansion of our operations.

   RISKS RELATED TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK

OUR SECURITIES HAVE NO PRIOR MARKET, AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE AFTER THE OFFERING.

    Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

    - quarterly variations in our operating results;

    - changes in sales or earnings estimates or the publication of research reports by analysts;

    - speculation in the press or the investment community;

    - strategic actions by us or our competitors, such as acquisitions or restructurings;

    - actions by institutional stockholders or by Sara Lee prior to its exchange or other distribution of our stock;

    - general market conditions; and

    - economic factors unrelated to our business.

In particular, we cannot assure you that you will be able to resell our shares at or above the initial public offering price. The initial public offering price will be determined by negotiations between representatives of the underwriters and us.

PROVISIONS IN OUR CHARTER AND BYLAWS AND MARYLAND LAW MAY DELAY OR PREVENT AN ACQUISITION OF US BY A THIRD PARTY.

    Our charter and bylaws and Maryland law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions have little significance while we are controlled by Sara Lee, but could have considerable significance in the future. Our charter authorizes us to issue additional authorized but unissued shares of common stock or preferred stock and permits our board of directors, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have the authority to issue. In addition, our board of directors may classify or reclassify any unissued shares of common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. Although our board of directors has no intention to do so at the present time, it could establish a series of preferred stock that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

    Our bylaws can only be amended by our board of directors. Our bylaws also provide that nominations of persons for election to our board of directors and the proposal of business to be considered at a stockholder meeting may be made only in the notice of the meeting, by our board of directors or by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures of our bylaws. So long as Sara Lee or its affiliates own a majority of our outstanding common stock, Sara Lee is not required to comply with these advance notice requirements. Also, under Maryland law, business combinations, including issuances of equity securities, between us and any person who beneficially owns 10% or more of our common stock or an affiliate of such person are prohibited for a five year period unless exempted by the statute. After this period, a combination of this type must be approved by two super-majority stockholder votes, unless various conditions are met or the business combination is exempted by our board of directors. Our board has exempted any business combination with Sara Lee or any of its affiliates from these five year prohibition and super-majority vote requirements.

    These and other provisions of Maryland law or our charter and bylaws could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

       SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND MARKET DATA

    You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections in this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this prospectus.

    This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our market. These market data projections are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our market may not grow at the rate projected by these data projections, or at all. The failure of our market to grow at the projected rate may have a material adverse effect on our business, results of operations and financial condition and the market price of our common stock.

                          OUR SEPARATION FROM SARA LEE

OVERVIEW

    On May 30, 2000, Sara Lee announced a plan to narrow its focus on a smaller number of global branded packaged goods segments by, among other things, initiating plans to dispose of some of its businesses. The plan includes an
initial public offering of up to     % of our common stock, to be followed by an
exchange or other distribution of our common stock by Sara Lee. Until the completion of this offering, we will continue as a wholly owned subsidiary of Sara Lee.

THE EXCHANGE OR OTHER DISTRIBUTION BY SARA LEE OF OUR COMMON STOCK

    After completion of this offering, Sara Lee will own approximately       %
of the outstanding shares of our common stock, or approximately   % if the
underwriters fully exercise their option to purchase additional shares from us. Sara Lee currently is planning to effect an exchange or other distribution of its shares of our common stock within 18 months of this offering, although the timing of the exchange or other distribution has not yet been finally determined. Sara Lee is not obligated to complete any exchange or other distribution, and we cannot assure you as to whether, when or how it will occur. Sara Lee, in its sole and absolute discretion, will determine the date of any exchange or other distribution and its timing, terms and conditions. Sara Lee's decision whether to proceed with any exchange or other distribution is subject to legal considerations, including the taxable or tax-free nature of the exchange or other distribution, future market conditions and other circumstances that may cause Sara Lee's board of directors to conclude that an exchange or other distribution would not be in the best interests of Sara Lee's stockholders. We have agreed to take all actions reasonably requested by Sara Lee to facilitate the exchange or other distribution.

BENEFITS OF THE SEPARATION AND SUBSEQUENT EXCHANGE OR DISTRIBUTION

    We believe that we will realize a number of benefits from our separation from Sara Lee and the subsequent exchange or distribution of Sara Lee's holdings, including the following:

        GREATER STRATEGIC FOCUS. We expect to have a sharper focus on our business and strategic opportunities because our board of directors and management will be more focused on our business and we will no longer compete for capital with other Sara Lee businesses.

        INCREASED SALES AND SUPPLY OPPORTUNITIES. As an independent company, we expect to have more freedom in sourcing our products than we could as a subsidiary of a major food supplier such as Sara Lee. As an independent company, we also will be able to more freely compete with other foodservice distribution customers of Sara Lee.

        BETTER INCENTIVES FOR EXECUTIVES AND EMPLOYEES. We expect that the motivation of our executives and employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock. The separation will enable us to offer our employees compensation directly linked to the performance of our business, which we believe will increase our ability to attract and retain qualified personnel.

        INCREASED SPEED AND RESPONSIVENESS. As a company smaller in size than Sara Lee, we expect to be able to make decisions more quickly, deploy resources more rapidly and efficiently and operate with more agility than we could as a part of a larger organization. In addition, we expect this separation will enhance our responsiveness to our customers and suppliers.

SEPARATION AND TRANSITIONAL ARRANGEMENTS

    Prior to the completion of this offering, we will enter into agreements with Sara Lee providing for the separation of our business from Sara Lee, including a master separation agreement. These agreements will provide for, among other things, various interim and ongoing relationships between us and Sara Lee.

                                USE OF PROCEEDS

    We estimate that our net proceeds from this offering will be approximately $
    million, based on an assumed initial public offering price of $        per
share and after deducting an assumed underwriting discount and the estimated offering expenses payable by us. We intend to use the estimated proceeds of this offering to repay a portion of our indebtedness to Sara Lee. This indebtedness
will be comprised of a payable to Sara Lee in the amount of $      and a
promissory note payable to Sara Lee in the principal amount of $      . We
intend to issue the $      promissory note to Sara Lee, in payment of a dividend
prior to the end of our current fiscal year, which ends July 1, 2000. The promissory note will mature on June 30, 2002 and will be subject to mandatory prepayment out of our excess cash flow after payment of all amounts outstanding under our revolving credit facility with Sara Lee. The promissory note will bear interest at a rate based on LIBOR plus 30 basis points for as long as Sara Lee owns a majority of our outstanding stock and LIBOR plus 250 basis points thereafter.

                                DIVIDEND POLICY

    We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the foreseeable future. We intend to declare a dividend to be paid
by our issuance to Sara Lee of a $      promissory note prior to the end of our
current fiscal year.

    Under Maryland law, our board of directors decides whether and when to declare dividends. The declaration of future dividends, if any, will depend upon various factors, including our net income, current and anticipated cash needs and any other factors deemed relevant by our board. As long as Sara Lee owns a majority of our outstanding common stock, it will control the composition of our board of directors and thereby control decisions regarding our payment of dividends.

    We are prohibited from paying any dividends on our capital stock as long as our indebtedness with Sara Lee is outstanding. Any future borrowings with another party may contain similar restrictions.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of April 1, 2000. Our capitalization is presented:

    - on an actual basis;

    - on a pro forma basis to reflect the transactions related to our separation from Sara Lee; and

    - on a pro forma as adjusted basis to reflect our receipt of the estimated
      net proceeds from our sale of       shares of common stock in this
      offering and the payment of a portion of our indebtedness to Sara Lee.

    You should read the information set forth below together with "Selected Financial Data," our historical financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                     APRIL 1, 2000
                                                         --------------------------------------
                                                                                    PRO FORMA
                                                          ACTUAL      PRO FORMA    AS ADJUSTED
                                                         ---------   -----------   ------------
Payable to Sara Lee (1)................................  $103,637      $              $
                                                         --------      ------         ------
Stockholder's equity
  Preferred stock, par value $.01 per share,
    25,000,000 shares authorized; none issued..........        --
  Common stock, par value $.01 per share,
    100,000,000 shares authorized; 1,000 shares issued
    and outstanding on an actual basis; 1,000 shares
    issued and outstanding on a pro forma basis; and
         shares issued and outstanding on a pro forma
    as adjusted basis..................................        --
Paid-in capital surplus................................    37,129
Retained earnings......................................   199,896
Accumulated other comprehensive loss...................    (1,681)
                                                         --------      ------         ------
    Total stockholder's equity.........................   235,344
                                                         ========      ======         ======
      Total capitalization.............................  $338,981      $              $
                                                         ========      ======         ======

------------------------

(1) We intend to use all of the estimated net proceeds of this offering to repay
    all of our $         payable to Sara Lee and $      of our $
    promissory note payable to Sara Lee. $         aggregate principal amount
    will remain outstanding under the promissory note after our payment to Sara Lee. The promissory note bears interest at a floating rate and was incurred in payment of a dividend.

                            SELECTED FINANCIAL DATA

    The following table presents our selected financial data. The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical financial statements and notes to those statements included in this prospectus. Our statements of operations data set forth below for the years ended June 28, 1997, June 27, 1998, and July 3, 1999 and the balance sheet data as of June 27, 1998 and July 3, 1999 are derived from our audited financial statements included elsewhere in this prospectus which have been audited by Arthur Andersen LLP, independent public accountants, whose report is also included in this prospectus.

    The statements of operations data for the years ended July 1, 1995 and June 29, 1996 are derived from our unaudited financial data that is not included in this prospectus. The statements of operations data for the 39 weeks ended March 27, 1999 and April 1, 2000 and the balance sheet data as of April 1, 2000 are derived from unaudited financial statements included in this prospectus and, in the opinion of management, include all normal and recurring adjustments that are necessary for a fair presentation of our financial position and results of operations for these periods. The historical financial information may not be indicative of our future performance and may not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                                 YEARS ENDED                                 39 WEEKS ENDED
                                        --------------------------------------------------------------   -----------------------
                                         JULY 1,      JUNE 29,     JUNE 28,     JUNE 27,     JULY 3,     MARCH 27,     APRIL 1,
                                           1995         1996         1997         1998         1999         1999         2000
                                        ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF INCOME DATA:
Net sales.............................  $1,983,287   $2,200,804   $2,372,694   $2,584,878   $2,742,110   $1,981,538   $2,113,021
Gross profit..........................     292,923      328,867      348,540      382,858      410,376      293,360      327,122
Selling, general and administrative
  expenses............................     232,828      254,507      269,107      293,819      316,658      231,413      259,484
Loss on sale to Sara Lee of trade
  receivables (2).....................          --           --       14,710       41,535       44,287       31,907       34,367
Impairment of long-lived assets (3)...          --           --           --        1,336           --           --        1,100
Interest expense (income), net (4)....       2,410           17       (4,663)     (12,116)     (14,684)     (10,570)     (13,293)
Income before income taxes............      57,685       74,343       69,386       58,284       64,115       40,610       45,464
Net income............................      33,923       43,617       41,044       34,262       37,912       24,001       26,637
Pro forma as adjusted net
  income (5)..........................
Net income per share--basic and
  diluted.............................
Pro forma as adjusted net income per
  share--basic and diluted............
Shares used in computing pro forma as
  adjusted net income per share--basic
  and diluted.........................

                                                                  YEARS ENDED                                 39 WEEKS ENDED
                                        ---------------------------------------------------------------   -----------------------
                                         JULY 1,      JUNE 29,     JUNE 28,     JUNE 27,      JULY 3,     MARCH 27,     APRIL 1,
                                           1995         1996         1997         1998        1999(1)        1999         2000
                                        ----------   ----------   ----------   ----------   -----------   ----------   ----------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Working capital.....................      33,759       35,316       42,987   $   67,450   $   82,026        52,191   $   62,271
  Total assets........................     465,684      476,782      537,334      596,811      613,229       569,122      615,043
  Inventories, net....................      81,297       85,389       91,603      101,194      105,195       105,430      110,876
  Note receivable from Sara
    Lee (6)...........................     110,412      101,911      114,486      144,666      169,131       132,434      165,445
  Payable to Sara Lee (7).............     227,429      210,583      197,259      187,258      152,196       146,773      103,637
  Stockholder's equity................      32,102       65,499      111,724      155,338      192,347       179,339      235,344

------------------------------

(1) 1999 was a 53-week year.

(2) Represents losses on the sale to Sara Lee of 100% of our third-party trade receivables. From February 1997 to June 2000, we sold our receivables to Sara Lee at a discount. As of June 2000, we no longer sell our trade receivables to Sara Lee and therefore, will no longer incur a loss on the sale of such receivables.

(3) Represents write-down of three of our facilities to estimated net realizable value.

(4) Represents primarily interest income from Sara Lee on the note receivable received in consideration for the sale of our trade receivables to Sara Lee. As of June 2000, we no longer sell our trade receivables to Sara Lee and therefore, will no longer recognize interest income on the note receivable from Sara Lee.

(5) Pro forma as adjusted amounts give effect to the following actions as though these actions had taken place as of July 4, 1999.

       - our dividend of a promissory note in the principal amount of $ payable to Sara Lee and the resulting reduction in stockholder's equity;

       - the termination of our sale to Sara Lee of trade receivables through the following transactions:

         - our purchase from Sara Lee of all our outstanding trade receivables
           at fair market value for $         ;

         - our payment of the receivables purchase price through the retirement on a dollar-for-dollar basis of the note receivable from Sara Lee; and

         - elimination of the loss on sale to Sara Lee of trade receivables and interest income from Sara Lee;

       - our sale of        shares of common stock in this offering at an
         assumed initial public offering price of $      per share and after
         deducting an assumed underwriting discount and estimated offering expenses payable by us;

       - use of the estimated offering proceeds to repay a portion of our indebtedness and reflection of interest expense on the unpaid balance
         of the indebtedness of $      at an assumed market interest rate of
            %, resulting in interest expense of $      for the 39 weeks ended
         April 1, 2000; and

       - the difference in estimated costs for the services to be provided by Sara Lee under the master transitional services agreement, at a cost of $1 million per year, from the costs historically allocated to us for these services, resulting in an incremental expense of $83 in the 39 weeks ended April 1, 2000.

    Upon Sara Lee's exchange or other distribution of our common stock, we will no longer be permitted to participate in Sara Lee's benefit plans, insurance plans and working capital funding arrangements. We may face increased costs for these and other items, following this offering. At this time, we cannot estimate the amount or timing of these increased costs and, accordingly, we have not included this amount in the pro forma as adjusted amounts.

(6) Represents the note receivable from Sara Lee described in note 4.

(7) Actual amount represents a payable to Sara Lee. Pro forma as adjusted amount
    represents the $        payable to Sara Lee and the $        promissory note
    to be issued to Sara Lee as payment of a dividend prior to the end of fiscal 2000. All of the payable and a portion of the promissory note will be repaid with the net proceeds of this offering.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ TOGETHER WITH OUR FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THE PROSPECTUS.

OVERVIEW

    We distribute dry, refrigerated and frozen foods, paper supplies and foodservice equipment to restaurants, hotels, hospitals and other foodservice businesses in the Southeastern and Mid-Atlantic regions of the United States. Our customer base is comprised of street accounts and multi-unit accounts. Our street accounts consist of independent restaurants, hotels and other foodservice businesses, while the majority of our multi-unit accounts consist of franchises or corporate-owned units of national or regional family dining and other restaurant concepts. We operate as one business with 15 distribution centers in a contiguous geographic region, and most of our individual distribution centers service both street accounts and multi-unit accounts. Although we make pricing decisions on a customer by customer basis, we do not report or separately track profitability by type of customer. No one customer constitutes more than 10% of total sales.

    We are the nation's fourth largest broadline foodservice distributor, and we believe that we are the largest broadline distributor in the southeastern United States. We have grown internally through increased sales to existing and new customers and externally through acquisitions. We have increased our net sales from $1.5 billion in fiscal 1994 to over $2.7 billion in fiscal 1999, a compound annual growth rate of 12.9%.

    A key element of our business strategy is to aggressively grow our sales to street accounts, which offer higher profit margins. From fiscal 1994 to fiscal 1999, our sales to street accounts increased from $0.61 billion to $1.34 billion, a compound annual growth rate of 17.2%.

    Our cost of sales includes amounts paid to manufacturers and food processors for our products. Increasing food prices result in higher product costs, which are reflected in higher sales prices and higher gross profit. Our operating expenses include labor-related and other selling expenses, warehousing, transportation and other distribution costs, and administrative expenses. Our distribution and administrative expenses are relatively fixed in the short-term.

    Gross margins are generally higher for street accounts than for multi-unit accounts. These higher margins are partially offset by the higher selling and distribution costs attributable to street accounts. Gross margins are generally higher for proprietary brand products than for national brand products of comparable quality, although we incur additional advertising and marketing costs in promoting our proprietary brand products that partially offset the higher gross margin.

    From February 1997 until June 3, 2000, we sold to Sara Lee 100% of our trade receivables, as they were generated, at a discount, which reduced our earnings. We sold these receivables to Sara Lee at a 1.75% discount in fiscal years 2000, 1999 and 1998, and at a 2.0% discount from February through June 1997. Prior to that time, we sold our receivables to Sara Lee at face value. We also acted as Sara Lee's collection agent and collected payments on behalf of Sara Lee for all trade receivables sold. Sara Lee paid us a fixed collection fee equal to $3.7 million per year. We recognized a loss on sale of trade receivables each year equal to the discount, calculated as a percentage of net sales, net of the collection fee. In exchange for our sale of trade receivables, Sara Lee issued to us a note. The balance of the note receivable outstanding at any time accrued interest at a rate of 10% per annum. The balance of the note receivable increased by the amount of trade receivables we sold to Sara Lee, net of the discount, plus collection fees and accrued interest. The balance of the note receivable decreased by the amount of payments we collected on the sold trade receivables.

                                                 FISCAL YEAR ENDED             39 WEEKS ENDED
                                           ------------------------------   --------------------
                                           JUNE 28,   JUNE 27,   JULY 3,    MARCH 27,   APRIL 1,
                                             1997       1998       1999       1999        2000
                                           --------   --------   --------   ---------   --------
                                                          (DOLLARS IN THOUSANDS)
Loss on sale to Sara Lee of trade
  receivables, net of collection fees....  $14,710    $ 41,535   $ 44,287   $ 31,907    $ 34,367
Interest income from Sara Lee............    4,701      12,121     14,717     10,563      13,311

    As of June 3, 2000, we no longer sell our trade receivables to Sara Lee, and therefore will no longer incur a loss on sale of trade receivables or recognize interest income from Sara Lee. Sara Lee has agreed to repay the note receivable in June 2000 with a combination of cash and the transfer of the outstanding trade receivables, at fair market value.

    Our operating results have historically been included in Sara Lee's income tax returns, but the provision for income taxes in our financial statements has been determined on a separate return basis.

    Our fiscal year ends on the Saturday closest to June 30. Fiscal 1999 was a 53-week year, while fiscal 1997 and fiscal 1998 each consisted of 52 weeks.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, some of our income and expense items as a percentage of net sales:

                                                       FISCAL YEAR ENDED             39 WEEKS ENDED
                                                 ------------------------------   --------------------
                                                 JUNE 28,   JUNE 27,   JULY 3,    MARCH 27,   APRIL 1,
                                                   1997       1998       1999       1999        2000
                                                 --------   --------   --------   ---------   --------
Net sales......................................   100.0%     100.0%     100.0%      100.0%     100.0%
Cost of sales..................................    85.3       85.2       85.0        85.2       84.5
                                                  -----      -----      -----       -----      -----
  Gross profit.................................    14.7       14.8       15.0        14.8       15.5
Selling, general and administrative expenses...    11.3       11.4       11.5        11.7       12.3
Loss on sale to Sara Lee of trade receivables,
  net of collection fees.......................     0.7        1.6        1.6         1.6        1.6
Impairment of long-lived assets................     0.0        0.0        0.0         0.0        0.1%
Interest income, net...........................    (0.2)      (0.5)      (0.5)       (0.5)      (0.6)
                                                  -----      -----      -----       -----      -----
  Income before income taxes...................     2.9        2.3        2.4         2.0        2.1
Income taxes...................................     1.2        0.9        1.0         0.8        0.8
                                                  -----      -----      -----       -----      -----
  Net income...................................     1.7%       1.4%       1.4%        1.2%       1.3%
                                                  =====      =====      =====       =====      =====

39 WEEKS ENDED APRIL 1, 2000 COMPARED WITH 39 WEEKS ENDED MARCH 27, 1999

    NET SALES. Net sales increased 6.6% to $2.11 billion in the first 39 weeks of fiscal 2000 from $1.98 billion during the same period in fiscal 1999. The acquisition of D. Canale Food Services, Inc. in the first quarter of fiscal 2000 accounted for net sales growth of approximately $35.6 million, or 1.8%. However, in the fourth quarter of fiscal 1999, we discontinued service to a large, multi-unit account that was marginally profitable, which negatively affected our net sales for the 39 weeks ended April 1, 2000 by approximately 1.3%. New customers and increased penetration of existing accounts contributed to the remaining increase in net sales.

    Our street account sales as a percentage of total net sales, or street sales mix, increased to 50.6% from 48.3% in the first 39 weeks of fiscal 2000 compared to the same period in fiscal 1999. Street account sales, excluding acquisitions, increased 8.5% in the first 39 weeks of fiscal 2000, primarily as a result of growth of our street sales force and improved sales force productivity. Multi-unit account sales, excluding acquisitions and the impact of the termination of service to a large, multi-unit account that was marginally profitable, increased 3.9%, primarily through increased sales to existing multi-unit customers.

    GROSS PROFIT. Gross profit increased 11.5% to $327.1 million, or 15.5% of net sales, in the first 39 weeks of fiscal 2000 from $293.4 million, or 14.8% of net sales, for the same period in fiscal 1999. The increase in gross profit margin was primarily the result of improved purchasing effectiveness, the shift in customer mix to a higher percentage of street accounts and increased sales of proprietary brand products.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 12.1% to $259.5 million in the first 39 weeks of fiscal 2000 from $231.4 million for the same period in fiscal 1999. As a percentage of net sales, selling, general and administrative expenses increased to 12.3% in the first 39 weeks of fiscal 2000 from 11.7% for the same period in fiscal 1999. The increase was partially attributable to increased distribution and selling costs related to the increase in our street sales mix. In addition, as a result of the low unemployment rate in our key markets, we experienced increased labor costs, related primarily to recruiting and training additional personnel in our warehouse and transportation areas.

    LOSS ON SALE TO SARA LEE OF TRADE RECEIVABLES, NET OF COLLECTION FEES. Loss on sale to Sara Lee of trade receivables, net of collection fees increased 7.7% to $34.4 million in the first 39 weeks of fiscal 2000 from $31.9 million for the same period in fiscal 1999. The loss increased at a rate faster than sales because the amount of collection fees we earned remained constant at $2.8 million, while the amount of the discount on receivables sold increased in proportion with sales.

    IMPAIRMENT OF LONG-LIVED ASSETS. In the first 39 weeks of fiscal 2000, we decided to close one of our facilities in Raleigh, North Carolina to more cost effectively utilize existing warehouse capacity. As a result of the decision, we recognized an impairment loss of $1.1 million in the first 39 weeks of fiscal 2000 to reduce the carrying amount of the facility to estimated net realizable value.

    INTEREST INCOME, NET. Interest income increased 25.8% to $13.3 million in the first 39 weeks of fiscal 2000 from $10.6 million for the same period in fiscal 1999. The increase in interest income resulted from the increase in the average balance of the note receivable from Sara Lee incurred in connection with the sale of our trade receivables. The increase in the average balance of the note receivable was attributable to the increase in receivables sold and accumulation of interest and collection fees earned since February 1997.

    INCOME BEFORE INCOME TAXES. As a result of growth in net sales, the increase in gross margin and increased interest income, our income before income taxes increased 12.0% to $45.5 million in the first 39 weeks of fiscal 2000 from $40.6 million for the same period in fiscal 1999.

    INCOME TAXES. Our effective tax rate in the first 39 weeks of fiscal 2000 was 41.4% compared to 40.9% for the same period in fiscal 1999.

FISCAL 1999 COMPARED TO FISCAL 1998

    NET SALES. Net sales increased 6.1% to $2.74 billion in fiscal 1999 from $2.58 billion in fiscal 1998. The 53rd week in fiscal 1999 contributed net sales growth of 2.1%. The acquisition of Kesterson Companies, Inc. in the third quarter of fiscal 1998 accounted for net sales growth of approximately
$50.8 million, or 1.9%, in fiscal 1999. Offsetting this increase, however, was a 6.9% reduction in our net sales resulting from the discontinuation in the fourth quarter of fiscal 1998 of service to a large, multi-unit account that was marginally profitable. New customers and increased penetration of existing accounts contributed to the remaining increase in net sales.

    Our street sales mix increased to 48.9% from 45.7% in fiscal 1999 compared to the same period in fiscal 1998. Street account sales, excluding acquisitions and the 53rd week, increased 9.5% in fiscal 1999, primarily as a result of growth of our street sales force and improved sales force productivity. Multi-unit account sales increased 8.0%, excluding acquisitions, the 53rd week and the impact of the termination of service to a large, multi-unit account that was marginally profitable. This growth in our multi-unit business was achieved through the addition of several large new customers and increased sales to existing customers.

    GROSS PROFIT. Gross profit increased 7.2% to $410.4 million, or 15.0% of net sales, in fiscal 1999 from $382.9 million, or 14.8% of net sales, in fiscal 1998. The increase in gross profit margin was primarily the result of the significant shift in customer mix to a higher percentage of street accounts and increased sales of proprietary brand products.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 7.8% to $316.7 million in fiscal 1999 from $293.8 million in fiscal 1998. As a percentage of net sales, selling, general and administrative expenses increased to 11.5% in fiscal 1999 from 11.4% in fiscal 1998. The increase was primarily attributable to increased distribution and selling costs related to the increase in street sales mix.

    LOSS ON SALE TO SARA LEE OF TRADE RECEIVABLES, NET OF COLLECTION FEES. Loss on sale to Sara Lee of trade receivables, net of collection fees increased 6.6% to $44.3 million in fiscal 1999 from $41.5 million in fiscal 1998. The loss increased at a rate faster than sales because the amount of collection fees earned by us remained constant at $3.7 million, while the amount of the discount on receivables sold increased in proportion with sales.

    INTEREST INCOME, NET. Interest income increased 21.2% to $14.7 million in fiscal 1999 from $12.1 million in fiscal 1998. The increase in interest income was driven by the increase in the average balance of the note receivable from Sara Lee. The increase in the average balance of the note receivable was attributable to growth in receivables sold and the accumulation of interest and collection fees earned since February 1997.

    INCOME BEFORE INCOME TAXES. As a result of growth in net sales, the increase in gross margin and increased interest income, our income before income taxes increased 10.0% to $64.1 million in fiscal 1999 from $58.3 million in fiscal 1998.

    INCOME TAXES. Our effective tax rate in fiscal 1999 was 40.9% compared to 41.2% in fiscal 1998.

FISCAL 1998 COMPARED TO FISCAL 1997

    NET SALES. Net sales increased 8.9% to $2.58 billion in fiscal 1998 from $2.37 billion in fiscal 1997. The acquisition of Kesterson Companies, Inc. in the third quarter of fiscal 1998 accounted for net sales growth of approximately $27.9 million or 1.2% in fiscal 1998. New customers and increased penetration of existing accounts contributed to the remaining increase in net sales.

    Street account sales, excluding acquisitions, increased 6.5% in fiscal 1998, primarily as a result of growth of our street sales force. Multi-unit account sales increased 8.4%, excluding acquisitions, primarily through expansion of sales to existing multi-unit customers. Because multi-unit account sales grew faster than street account sales in fiscal 1998, our street sales mix decreased from 45.9% in fiscal 1997 to 45.7% in fiscal 1998.

    GROSS PROFIT. Gross profit increased 9.8% to $382.9 million, or 14.8% of sales, in fiscal 1998 from $348.5 million, or 14.7% of sales, in fiscal 1997. The increase in gross profit margin was primarily the result of improved purchasing effectiveness and increased sales of proprietary brand products.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 9.2% to $293.8 million in fiscal 1998 from $269.1 million in fiscal 1997. As a percentage of net sales, selling, general and administrative expenses increased to 11.4% in fiscal 1998 from 11.3% in fiscal 1997. The increase was primarily attributable to increased warehouse and transportation costs associated with the closure of a facility in Nashville, Tennessee, the start-up of a new facility in Bloomington, Indiana, and the termination of service in the fourth quarter of fiscal 1998 to a large, marginally profitable account.

    LOSS ON SALE TO SARA LEE OF TRADE RECEIVABLES, NET OF COLLECTION FEES. Loss on sale to Sara Lee of trade receivables, net of collection fees increased 182.4% to $41.5 million in fiscal 1998 from $14.7 million in fiscal 1997. We began selling our trade receivables to Sara Lee without recourse in February 1997. As a result, the loss on sale of trade receivables to Sara Lee in fiscal 1997 reflected less than five months impact of the receivables sale arrangement.

    IMPAIRMENT OF LONG-LIVED ASSETS. In fiscal 1998, we decided to build a larger, more efficient distribution center in Daytona, Florida to replace our existing distribution center. In addition, we decided to close our distribution center in Nashville, Tennessee and service its customers from our other distribution centers. As a result of these decisions, we recognized an impairment loss of $1.3 million to reduce the carrying amounts of the Daytona and Nashville distribution centers to their estimated net realizable values.

    INTEREST INCOME, NET. Interest income increased 159.8% to $12.1 million in fiscal 1998 from $4.7 million in fiscal 1997. We began selling our trade receivables to Sara Lee at a discount in February 1997. Sales of trade receivables prior to February 1997 were made at face value. As a result, interest income in fiscal 1997 reflected less than five months impact of the receivables sales arrangement.

    INCOME BEFORE INCOME TAXES. As a result of the increase in our loss on the sale of trade receivables to Sara Lee, income before income taxes decreased 16.0% to $58.3 million in fiscal 1998 from $69.4 million in fiscal 1997. Excluding the loss on the sale of receivables to Sara Lee and the related interest income, our income before income taxes increased 10.4%, primarily as a result of growth in net sales and the increase in gross margins.

    INCOME TAX PROVISION. Our effective tax rate in fiscal 1998 was 41.2% compared to 40.8% in fiscal 1997.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, Sara Lee has managed cash on a centralized basis for us and Sara Lee's other U.S.-based businesses. Cash receipts associated with our business have been transferred directly to Sara Lee on a periodic basis, and Sara Lee has provided funds to finance our operations and growth.

    Cash provided by operating activities was $83.7 million for the 39 weeks ended April 1, 2000, $15.5 million in fiscal 1999, $17.8 million in fiscal 1998 and $42.7 million in fiscal 1997.

    We had capital expenditures of $19.2 million in the 39 weeks ended April 1, 2000, $18.6 million in fiscal 1999, $38.4 million in fiscal 1998 and $37.0 million in fiscal 1997 primarily for warehouse improvements and expansions and new warehouse equipment. We expect to spend approximately $100 million over the next three years to upgrade and expand our facilities and equipment.

    The net proceeds from the offering will be used to repay all of the outstanding payable due to Sara Lee and a portion of our outstanding debt under a promissory note to be issued to Sara Lee in June 2000 in payment of a dividend.

    Our future capital requirements will depend on a number of factors, including the timing and rate of expansion of our business. Prior to the completion of this offering, we will enter into a revolving credit agreement
with Sara Lee under which we may borrow up to $     million. We presently
anticipate that we will borrow approximately $      million under the revolving
credit
facility in the first quarter of fiscal 2001 to fund working capital requirements. The revolving credit facility will be available to fund general corporate purposes and will terminate when Sara Lee no longer holds a majority of our outstanding common stock. We anticipate that at such time we will enter into a revolving credit facility with a bank. The revolving credit facility contains customary covenants, which restrict our ability to incur secured debt or enter into sale leaseback transactions and which require us to maintain specified interest coverage ratios.

    We believe that our operating cash flow together with our revolving credit facility and any refinancings of the facility will provide sufficient capital to fund our operations for the next 18 months. After Sara Lee's exchange or other distribution of our common stock, we intend to finance future acquisitions through additional debt or equity financing. We cannot assure you that additional financing will be available to us on favorable terms at that time.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

    In May 2000, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) announced that it reached a conclusion on Issue 00-14 "Accounting for Certain Sales Incentives." Issue 00-14 establishes requirements for the recognition and display of sales incentives such as discounts, coupons and rebates within the financial statements. The EITF conclusions on this issue will become effective for reporting periods beginning after May 18, 2000. Because of the timing of the release of these conclusions we have yet to fully assess their effect on our results of operations and financial position. Based upon the available information it is likely that the adoption of these statements will result in the reclassification of various costs within the captions of the income statement. At this time, we do not believe that the adoption of these statements would modify our pre-tax earnings or net income.

    In June 1998, June 1999 and June 2000, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133 and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS No. 133. These statements outline the accounting treatment for all derivative activity. We do not use derivative instruments and these accounting statements will not have an effect on us.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    FOREIGN EXCHANGE

    All of the food and related products that we purchase and distribute are purchased from manufacturers or distributors in U.S. dollars. Therefore, no foreign exchange risk occurs and no derivative instruments are used.

    INTEREST RATE

    Historically, Sara Lee has made all of our cash management and short-term investment decisions, and we do not presently have material amounts of long-term debt. We anticipate that we will incur additional long term debt in the future, some or all of which may bear interest at floating rates. Changes in market interest rates therefore could have a material effect on us.

    COMMODITIES

    Many of the products that we purchase and distribute to our customers are commodities or contain commodity elements. The selling price of our products is determined and managed based upon the cost of the product, in an effort to maintain gross profit margins. As vendors change selling prices, we change our selling prices accordingly to maintain appropriate gross profit margins. However, we may be unable to immediately implement corresponding changes in our selling prices to some of our customers. As a result, sudden, short-term changes in commodity prices may have a significant short-term effect on our margins.

                                    BUSINESS

OVERVIEW

    We are a leading broadline marketer and distributor of food and related products to restaurants and other foodservice establishments in the Southeastern and Mid-Atlantic regions of the United States. We are the nation's fourth largest broadline distributor, and we believe that we are the largest broadline distributor in our core Southeastern service area, one of the fastest growing regions of the country. We have increased our net sales from $1.5 billion in fiscal 1994 to over $2.7 billion in fiscal 1999, a compound annual growth rate of 12.9%.

    We distribute over 38,000 products including dry, refrigerated and frozen foods, paper supplies and foodservice equipment. Our products include both PYA/Monarch proprietary brands and nationally recognized brands. We serve a diverse customer base comprised of both independent, accounts, which are often referred to as street accounts, and multi-unit accounts, which are often referred to as chain accounts. Our street customers consist of independent restaurants, hotels and other foodservice businesses, while the majority or our multi-unit accounts consist of franchises or corporate-owned units of national or regional family dining and other restaurant concepts.

    A key component of our business strategy is to aggressively grow our sales to street accounts, our higher margin customers. From fiscal 1994 to fiscal 1999, sales to street accounts increased at a compound annual growth rate of 17.2%. We seek to increase sales and profitability by increasing sales penetration of our existing multi-unit and street accounts and promoting our proprietary brands. We have supplemented our internal growth with selective acquisitions that complement our business.

    We believe our size and scope of operations give us a competitive advantage. Our large-scale operations provide significant name recognition and operating efficiencies, and our extensive distribution network enables us to offer customers a broad array of products and value-added services across a wide service area. Our modern, large-scale distribution centers provide cost savings in branch overhead, warehouse operations and transportation. In addition, we have made substantial investments in advanced proprietary information systems, which further reduce our costs and enhance our selling efforts and customer service.

FOODSERVICE DISTRIBUTION INDUSTRY

    The foodservice distribution industry generated sales of $154 billion in 1999, a 4.8% increase over 1998. According to industry sources, during the period from 1994 to 1999, total foodservice distribution sales grew at a compound annual growth rate of 4.6%. Growth in foodservice distribution has been driven, in part, by demographic, economic and lifestyle trends resulting in increased demand for meals prepared away from home. The particular trends that have fueled the demand for foodservice meals include the increasing percentage of women in the workforce, growth in dual-income and single-parent households, increased affluence of the aging baby-boomer generation and consumers' demand for convenience. An industry group projects that foodservice industry sales will increase from an estimated $376 billion in 2000 to $577 billion by 2010. This group also projects that the foodservice share of total food expenditures in the United States will increase from its current level of approximately 45% to approximately 53% by 2010.

    Foodservice sales in our core service area are growing faster than the rest of the United States. According to an industry publication, restaurant sales in our core service area will grow 5.7% in 2000 versus 5.0% for the rest of the United States. Management believes that restaurant sales growth in our markets will continue to outpace the rest of the country due to projected population growth. According to Bureau of Census projections, population in the south is projected to increase by 10.4% from 2000 to 2010 versus 7.9% during the same period for the rest of the United States.

    Companies in the foodservice distribution industry purchase, warehouse, market, and transport food products, paper products and other supplies and food-related items to establishments that prepare and serve meals to be eaten away from home. Foodservice distribution companies generally are classified as "broadline", "niche" or "system" distributors. Broadline distributors, which comprise 48% of industry sales, offer a comprehensive range of food and related products and provide foodservice establishments with the cost savings associated with large, full-service deliveries. Most broadline distributors service both street and multi-unit customers. Niche distributors, which comprise 35% of industry sales, generally are small enterprises that supply limited product categories. Produce and fresh cut meat are examples of products commonly supplied by niche distributors. System distributors, which comprise 17% of industry sales, typically supply a narrow range of products to a limited number of multi-unit businesses operating in a broad geographical area.

    The foodservice distribution industry is highly fragmented and is consolidating. There were approximately 2,700 distributors in 1999, a 23% decrease in the number of distributors as compared to 1992. This consolidation has primarily resulted from acquisitions of smaller, regional distributors by larger, broadline distributors. Consolidation has permitted large foodservice distributors to benefit from economies of scale in the areas of marketing, procurement, operations, information systems and administration. The following table illustrates the impact of these trends on the percentage of total net sales in the industry generated by the largest broadline distributors during the periods indicated.

                                                              PERCENTAGE OF
                                                           INDUSTRY NET SALES
                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                           -------------------
                                                             1994       1999
                                                           --------   --------
Ten largest broadline distributors.......................     20%        27%
Fifty largest broadline distributors.....................     25%        31%

    We anticipate further consolidation in the industry as small distributors confront increasingly difficult competitive challenges. Larger broadline distributors are more likely to have access to the significant capital needed to construct and equip large distribution centers, maintain a modern fleet of delivery vehicles and develop the sophisticated information systems required for cost-efficient operations. These factors, combined with purchasing and overhead efficiencies, make continuing consolidation more likely as smaller distributors have greater difficulty competing on the basis of either cost or services.

GROWTH STRATEGIES

    Our ongoing strategies to grow our business are:

    INCREASE STREET ACCOUNT SALES. We plan to improve profitability by continuing to increase sales to our large street account base. Street account sales as a percentage of our total sales increased to 49% in fiscal 1999 from 40% in fiscal 1994. In addition to generating higher margin sales, street customers, as independent operators, are more likely to use our full range of products and value-added services. To better serve the needs of street customers, we plan to increase the number of our commissioned sales representatives. These representatives offer advice and assistance in a broad array of foodservice product and business related areas, including menu planning and pricing, nutritional information, plate presentation advice, and food safety and market information. These services can foster strong relationships with our customers and enhance customer loyalty. With the assistance of our integrated information systems, we will target products and product groups that enhance our margins and those of our street customers.

    INCREASE SALES PENETRATION OF EXISTING ACCOUNTS. We intend to increase sales penetration of existing accounts by becoming the primary broadline distributor for more of our customers. We intend to accomplish this by leveraging our strengths in quality, service and price. We are also taking actions to enhance the productivity of our sales representatives, allowing them to focus on account penetration and value-added selling. These actions include:

    - enhancing our current array of order processing options by launching our web-based interactive ordering system, which is capable of suggestive selling based on prior purchases, product mix and logical add-ons;

    - using our data warehouse of customer purchase history to customize sales calls;

    - identifying accounts with high penetration opportunities to properly focus sales resources on those opportunities; and

    - using technology and incentive compensation to improve customer service.

Existing multi-unit customers also represent significant opportunities for increased sales. Many of our multi-unit customers, primarily casual dining establishments, are experiencing more rapid growth than other types of foodservice businesses. We are focusing on these growing businesses as a source of increased sales and as a means to leverage our costs by more effectively using existing capacity.

    AGGRESSIVELY PROMOTE OUR PROPRIETARY BRANDS. By focusing on branch marketing, promotional programs, sales incentives and sales force training, we intend to increase sales of our proprietary brand products. Proprietary brand products offer customers attractive product alternatives to comparable national brands across a wide range of prices. They also enhance our profitability because we avoid paying the price premiums and higher overhead costs associated with national brands. Sales of our proprietary brand products increased from approximately 30% of street sales in fiscal 1997 to 38% of street sales in fiscal 1999.

    PURSUE STRATEGIC ACQUISITIONS. Acquisitions allow us to accelerate growth in both sales and profits and to expand our service areas. As an independent company, we expect to have greater flexibility to pursue acquisitions than we did as part of a large corporate group. Our primary criteria for acquisitions are geographic location, customer mix, with an emphasis on more profitable street account sales, the size of the business and the strength and commitment of the management team. Our decentralized operating strategy and the flexibility of our centralized, mainframe-based computer system facilitate the smooth and rapid integration of acquired operations. Access to our information systems, centralized purchasing operations, broad product line and value-added services can reduce the operating expenses and enhance the sales and profit margins of an acquired business.

    BUILD AND EXPAND LARGE, MODERN WAREHOUSES. We are investing in large-scale, technologically advanced warehouses to provide a platform for growth and to control distribution expenses. Our modern, broadline facilities, which carry up to 13,000 products, enhance our ability to attract new customers by allowing us to offer the combination of our broad product selection and our superior service capabilities. These facilities also are the most cost-effective means for us to provide the broad array of products that our customers demand. We are introducing a sophisticated voice-activated selection system, which improves order accuracy resulting in enhanced customer satisfaction, reduced costs associated with order errors and improved overall productivity. We currently have large, new or remodeled broadline facilities near Columbia, South Carolina, Charlotte and Raleigh, North Carolina, and Montgomery, Alabama. We opened a new distribution center in Daytona, Florida, in May 2000. In addition, during fiscal 2001, we expect to acquire land for a new 225,000 square foot facility in Atlanta, Georgia, and to expand our Raleigh, North Carolina facility.

We plan to continue to focus on facility improvement and expansion as a key component of our growth strategy.

PRODUCTS

    Our extensive selection of food and related products enables us to be a single source of supply to a diverse base of customers with varying needs. Our product line of over 38,000 items comprises a broad selection of canned and dry food products, fresh meats, poultry and seafood, frozen foods, fresh produce, dairy and other refrigerated products and related goods and supplies. Many of our product offerings feature "center of the plate" or entree selections. We distribute a wide variety of non-food products and equipment, including paper products, plates, cups, and chemicals and cleaning supplies. We also offer coffee and beverage equipment, supplies and service, light restaurant equipment and supplies, and tableware such as china, silverware and glassware. To satisfy our diverse customer base, we regularly update our product mix and use centralized purchasing to ensure a consistently high level of quality for all products throughout our distribution network.

    PROPRIETARY BRANDS. We offer customers an expanding line of quality-assured, value-priced products under the Monarch brand name. The Monarch brand name has been recognized in the food industry for over 120 years. Monarch brand products include frozen and canned goods, fruits, vegetables, meats and other foodservice related products. Monarch brand labels include Advantage, Heritage, Regency and Premium. We developed this multi-tier system to meet the specific price and quality requirements of our different market segments. We also continue to expand our exclusive line of signature products, which we believe meet or exceed the quality and value of national brands. Several lines of signature products are tailored to specific market segments. The Monarca line of products, including pastas, cheeses, meats, tomato products, sauces and imported oils, is designed for the Italian market segment. For the Spanish and Mexican markets, we offer the Cocina de Calidad brand. These two ethnic labels enable us to further penetrate and satisfy growing ethnic markets. We are also targeting other foodservice specialties with growing appeal, including seafood, marketed under the Captain Max label, and premium center-of-the-plate products, marketed under the Perfecta label. Our Halton Farms Express label is a new line of high quality, disposable carry out utensils and packaging items. Recognizing the strong growth potential of these specialized markets, we have concentrated product and service development efforts on these areas.

    NATIONAL BRANDS. We offer our customers a broad selection of national brand products, with each of our fifteen distribution centers carrying the product lines that best meet its customers' needs. National brands are attractive to multi-unit accounts and other customers seeking recognized product quality and consistency throughout their operations. Distributing national brands has strengthened relationships with many national suppliers that provide us with important sales and marketing support. These sales complement sales of our proprietary branded products.

INFORMATION SYSTEMS

    We believe that our advanced, integrated information management systems give us a significant competitive advantage. We manage the ordering, receiving, warehousing and delivery of over 38,000 products through centralized computer information systems. Operating in this manner allows for the consistent implementation of best practices and generates higher returns on investment. It also ensures the consistency of product, sales and financial data on a company-wide basis. These systems include:

    - an INTEGRATED ORDER MANAGEMENT SYSTEM that performs real-time allocation of inventory and allows for orders to be input through a variety of methods, including customer service call centers and electronic transmissions from sales representatives and customers;

    - a WAREHOUSE INVENTORY MANAGEMENT SYSTEM that allows for directed put-away and let-down to ensure the proper rotation of product in the warehouse;

    - TRUCK ROUTING SYSTEMS that allow us to optimize deliveries and take advantage of back-haul opportunities;

    - ADVANCED FINANCIAL SYSTEMS that allow us to record, report and analyze financial results;

    - a PURCHASING AND FORECASTING TOOL that assists in the management of inventory by analyzing the benefits of economic order quantities and taking advantage of buying promotions; and

    - a DATA WAREHOUSE SYSTEM that allows us to systematically analyze the profitability of customer accounts, sales territories and product groups.

    We have standardized our hardware, software and networks among all of our facilities to take advantage of centralized management and support. Mission critical networks are designed to optimize the balance between reliability and cost-efficiencies. We have cultivated partnerships with leading vendors and integrators to ensure that we implement the most effective technology.

    We have also undertaken other technology-based initiatives that we expect will further enhance our efficiency, reduce distribution costs, improve customer service and generate additional sales. These initiatives include:

    INTERNET-BASED CUSTOMER ORDER ENTRY. Our customers can place their orders using a variety of methods. Our sales representatives use a sophisticated laptop-based system to generate customer orders. We also offer customers a direct order entry application that allows them to create and electronically transmit their orders. Our customers can also call in to one of our customer service centers to place their orders. All of these methods feature personalized order guides and pricing that are updated daily, access to our entire catalog of items, and tools such as inventory and food cost management to help our customers manage and grow their businesses successfully. We have been supporting customer direct order entry since 1985. We are now offering an Internet-based customer direct ordering system. This provides our customers on-line access through our web site to their individual order guides and pricing, and to the full suite of service products that we offer. Internet technology offers our customers a personalized shopping experience, allowing us to suggest items and offer promotions based on their current order. It reduces the amount of time needed to deploy new features and allows us to offer direct order entry to any customer that has an Internet browser. We have successfully piloted this system with a few select customers and are in the early stages of full implementation.

    VOICE-ACTIVATED SELECTION. We believe we are the first foodservice distributor to install voice selection technology in our distribution facilities. Operating via radio frequency, the system provides computer generated voice prompts to guide the operations staff in product selection throughout the warehouse, as well as allowing voice responses of confirmations, product status, quantities and product weights. We expect this technology to increase the accuracy of our order picking, increase overall productivity, and therefore, improve customer satisfaction. This multi-lingual technology also flattens the learning curve for new employees and allows us to train and retain a more diverse workforce. We have successfully piloted this application in our Charlotte distribution center and are implementing it at additional locations in fiscal 2001 through 2003.

CUSTOMERS

    We have a diverse customer base and serve a wide variety of foodservice establishments. We currently ship to more than 39,000 customer locations. No single customer accounted for more than 10% of our net sales in fiscal 1999. The following table sets forth the components of our customer base by type of institution for fiscal 1999.

                                                               PERCENTAGE
TYPE OF CUSTOMER                                             OF GROSS SALES
----------------                                             ---------------
Restaurants................................................        75.0%
Healthcare institutions....................................         5.9%
Schools and colleges.......................................         4.6%
Hotels.....................................................         2.2%
Other......................................................        12.3%
                                                                  -----
                                                                  100.0%

    STREET CUSTOMERS. Our street customers are independent restaurants, hotels and other foodservice businesses. Street customers are serviced directly by commissioned sales representatives who personally call on customers, place orders, coordinate product delivery and provide additional value-added services. Street accounts represented approximately 49% of our net sales in fiscal 1999. We are focusing our growth efforts on street sales because they generate higher profit margins than our multi-unit accounts. These higher margins are partially offset by higher sales and delivery costs attributable to the sales commissions and smaller deliveries associated with street accounts.

    MULTI-UNIT CUSTOMERS. The majority of our multi-unit customers consists of franchises or corporate-owned units of national or regional family dining and other restaurant concepts. This category also includes, to a lesser extent, bid business such as schools and the military, hotels and other regional institutional operators. Many of our current multi-unit customers, primarily restaurants, are experiencing more rapid sales growth than other types of foodservice businesses. By providing superior service, we have developed strong working relationships with our multi-unit customers and created distribution programs tailored to their precise delivery and product specifications. Multi-unit customers are serviced by a combination of customer service representatives and customer relationship managers who coordinate the procurement and delivery of all products throughout the system from a central location. Multi-unit accounts represented approximately 51% of our net sales in fiscal 1999.

SALES AND MARKETING

    Our principal marketing activities are conducted by a network of sales and customer service professionals. As part of our strategy to increase street account sales, we have established a plan for increasing our street sales force. Our sales representatives typically transmit orders to the appropriate distribution center electronically using a laptop computer. This process facilitates order entry through the use of pre-coded price lists which automatically price orders, apply pricing controls and allow the sales representative to review the gross profit of each order at the time of sale.

    Our sales and customer service representatives solicit and process orders, service customers by telephone, review account balances and assist with new product information. In addition, our sales representatives advise customers on menu selection, methods of preparing and serving food and other operating issues. We provide an extensive in-house training program for entry level sales and customer service representatives which includes seminars, on-the-job training and direct one-on-one supervision by experienced sales personnel. Our sales management training program stresses the scope and quality of service provided to our customers. Our commission program rewards account profitability and promotes sales growth. We systematically measure the profitability of each account and product segment, and we modify our incentive programs accordingly. We maintain sales offices at each of our fifteen distribution centers and at additional locations throughout our market areas. We employ sales and marketing staff at both the corporate and branch levels to solicit and manage relationships with our multi-unit customers.

    We supplement our market presence with advertising campaigns in regional trade publications, which typically focus on our value-added services and our ability to service targeted industry segments. We support this effort with a variety of promotional services and programs, including our quarterly magazine, THE MONARCH EDGE, our web site and local food shows.

DISTRIBUTION

    We distribute products from 15 distribution centers located in Alabama, Florida, Georgia, Indiana, Mississippi, North Carolina, South Carolina, Tennessee and Virginia. Our customers generally are located within 150 miles of one of our distribution centers, although we have a service radius of approximately 500 miles for our multi-unit customer base. Each distribution center operates a warehouse complex housing dry, refrigerated and frozen storage areas as well as office space for sales, marketing, administration and distribution personnel.

    More than 90% of our orders are placed for delivery the next day. Products are automatically reserved for distribution at the time of order, thereby ensuring complete fulfillment of orders upon delivery. Prior to loading, customers' orders are assembled and sorted in the warehouse to ensure order completeness. The products are staged according to the required delivery sequence.

    We deliver products door-to-door using a fleet of over 1,100 tractor-trailer and straight trucks, each of which is equipped with separate temperature-controlled compartments. We use a computerized routing system to dispatch trucks, which optimizes delivery efficiency and minimizes drive time, wait time and excess mileage. The majority of our fleet is equipped with on-board computer systems to monitor vehicle speeds, fuel efficiency, idle time and other vital statistics. We collect and analyze this information in an effort to continually monitor and improve transportation efficiency and reduce costs. In some of our geographic markets, we operate remote redistribution facilities to achieve a higher level of customer service.

FACILITIES AND EQUIPMENT

    Our corporate headquarters in Greenville, South Carolina, consists of 45,400 square feet of office space, occupied under a lease which expires on January 4, 2003.

    We own all of our 15 full-service distribution centers. The following chart provides information on the approximate size of each of our distribution centers.

                                                                AREA IN
LOCATION                                                      SQUARE FEET
--------                                                      -----------
Montgomery, Alabama.........................................     374,000
Daytona Beach, Florida......................................     163,000
Tampa, Florida*.............................................     108,000
Atlanta, Georgia............................................     173,000
Bloomington, Indiana*.......................................     321,000
Jackson, Mississippi*.......................................     146,000
Charlotte, North Carolina...................................     421,000
Raleigh, North Carolina.....................................     185,000
Columbia, South Carolina....................................     364,000
Greenville, South Carolina*.................................     200,000
Walterboro, South Carolina*.................................      92,000
Memphis, Tennessee..........................................     122,000
Paris, Tennessee............................................      91,000
Salem, Virginia.............................................      95,000
Virginia Beach, Virginia....................................     206,000
                                                               ---------
Total.......................................................   3,061,000

------------------------

*   Serves multi-unit customers only

    We consider our properties to be generally in good condition and believe that our facilities are adequate for our current operations and provide sufficient capacity to meet our current needs. We expect that we will require additional facilities to support our long-term growth and that additional facilities will be available on commercially reasonable terms, as the need arises.

    The equipment and machinery used in our operations consists principally of electronic data processing equipment, product handling equipment and vehicles, including tractor-trailers and straight trucks. We lease approximately 85% of our tractor-trailers and straight trucks and own the remainder. We sublease certain vehicles and equipment from Sara Lee under a month-to-month lease agreement, which is cancellable by either party.

    We outsource our data center operations under a five-year contract, which expires on December 31, 2002. As our business needs warrant, we can either increase or decrease the amount of computer capacity we purchase upon notice to the vendor. We believe that this arrangement provides us with more reliable and flexible service at a lower cost than we could achieve by operating our own data center. While mainframe operations are outsourced, all mainframe applications are custom-developed and maintained by us. Our financial and forecasting systems use third-party software that we support.

    We regularly evaluate the capacity of our various facilities and equipment, and make capital investments to expand capacity where necessary. In fiscal 1999, we spent $18.6 million on capital expenditures, primarily for an expansion to our Montgomery, Alabama facility, the start of a new distribution center in Daytona, Florida, and for warehouse improvements and equipment. The Daytona facility was completed in fiscal year 2000. An expansion to our Raleigh, North Carolina, location and the purchase of land for a new distribution center in Atlanta, Georgia, are due to be completed in fiscal year 2001. We will continue to undertake the expansion or replacement of our facilities as and when needed to accommodate our growth.

SUPPLIERS

    We employ over 60 buyers with expertise in specific product lines to purchase products from approximately 2,700 suppliers located throughout the United States and overseas. With the exception of some produce and other customer and market specific products purchased locally at our branches, most of our products are procured through a centralized purchasing department, located at our Greenville, South Carolina headquarters. From Greenville, we manage purchases and vendor relationships throughout the procurement cycle, from order to payment. Substantially all of the products we distribute are available from multiple suppliers, minimizing our dependence on any single source of supply.

    Managing the majority of our procurement operations from our Greenville facility results in lower costs through increased purchasing leverage with suppliers and greater ordering efficiency. To maximize the benefits of our centralized purchasing function, we attempt to concentrate purchases with selected suppliers. This strategy enables us to buy high-quality products on advantageous terms. We cooperate closely with these suppliers to promote new and existing products. The suppliers assist in training our sales force and customers on new products, trends in the industry and menu ideas, and collaborate with us in advertising and promoting these products both through printed advertisements and through annual branch-sponsored food shows. Centralizing purchasing power at the corporate level often provides our buyers with early access to new product concepts which, if attractive, can be quickly introduced to customers.

COMPETITION

    In recent years, the foodservice distribution industry has been characterized by significant consolidation and the emergence of larger competitors. We compete in each of our markets with at least one large national distribution company, generally SYSCO Corp., U.S. Foodservice or Alliant Foodservice, Inc., as well as with numerous regional and local distributors.

    Our management believes that, although price is an important consideration, distributors in the foodservice industry compete principally on the basis of service and reliability, product quality and customer relations. We attribute our ability to compete effectively against smaller regional and local distributors to our wider product selection, the cost advantages resulting from our size and centralized purchasing operations, and our ability to offer broad and consistent market coverage. We compete effectively against other broadline distributors primarily by providing our customers with accurate and timely fulfillment of orders and an array of value-added services.

REGULATIONS

    As a marketer and distributor of food products, we are subject to the Federal Food, Drug and Cosmetic Act and other regulations issued by the U.S. Food and Drug Administration. The FDA regulates manufacturing and holding requirements for foods through its current good manufacturing practice regulations, specifies the standards of identity for specified foods and prescribes the format and content of information required to appear on food product labels. The FDA also regulates hazard analysis critical control points (HACCP) compliance for seafood processors. Some product lines are regulated by the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act and other regulations issued by the U.S. Department of Agriculture. The USDA imposes standards for product quality and sanitation including the inspection, labeling and HACCP compliance of meat and poultry products and the grading and commercial acceptance of produce shipments from our suppliers. We are also subject to state and local regulation relating to the licensing of our facilities, enforcement by state and local health agencies of state and local standards for our products and regulation of our trade practices in connection with the sale of our products. Our facilities generally are inspected at least annually by state and/or federal authorities. These facilities are also subject to inspections and regulations issued pursuant to the Occupational Safety and Health Act by the Department of Labor, which require us to comply with manufacturing, health and safety standards to protect our employees from accidents and to establish hazard communication programs to transmit information on the hazards of various chemicals present in products that we distribute and use.

    We are also subject to regulation by numerous federal, state and local regulatory agencies, including the U.S. Department of Labor, which sets employment practice standards for workers, and the U.S. Department of Transportation, which regulates qualification and licensing of drivers, transportation of perishable and hazardous materials, and waste.

    We believe that we are in compliance in all material respects with all applicable government regulations.

ENVIRONMENTAL MATTERS

    We are subject to federal, state and local environmental requirements, including those relating to discharges of substances to the air, water and land, the handling, storage and disposal of wastes and the clean-up of properties affected by pollutants. In particular, a number of our distribution facilities have underground and aboveground tanks for the storage of diesel fuel and other petroleum products. These facilities are subject to requirements regarding the storage of such products and the clean-up of any leaks or spills. We do not currently anticipate any material adverse effect on our business or financial condition as a result of our efforts to comply with environmental requirements.

    We are currently investigating and cleaning-up leaks and spills from petroleum underground storage tanks at our Greenville (Whitehorse Road) and Walterboro, South Carolina distribution facilities. We do not expect to incur material costs associated with the investigation and corrective action activities at these facilities.

    We have made, and will continue to make, capital expenditures to comply with current and future environmental requirements. We do not anticipate material capital expenditures for environmental controls in the current or succeeding fiscal year. Because environmental requirements are becoming increasingly stringent, our expenditures for environmental compliance may increase in the future.

INTELLECTUAL PROPERTY

    We have proprietary rights to a number of trademarks we use in our business, including trademarks used in connection with the marketing of our private and signature brand products. Many of these trademarks are registered with the U.S. Patent and Trademark Office, each for an initial period of 20 years, which is renewable for as long as we continue to use the trademarks.

EMPLOYEES

    At the end of fiscal 1999, we had approximately 4,300 full-time employees, of whom approximately 200 were employed in corporate management and administration and approximately 2,900 of whom were hourly employees. We have not experienced any labor disputes or work stoppages, and have no collective bargaining contracts. We believe that our relationships with our employees are good.

LITIGATION

    From time to time, we are involved in litigation and proceedings arising in the ordinary course of our business. There are no pending material legal proceedings to which we are a party or to which our property is subject.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following sets forth information regarding each of our executive officers and directors as of June 15, 2000:

NAME                             AGE                              POSITION
----                           --------   --------------------------------------------------------
W. McFall Pearce.............     49      Chairman of the Board of Directors, President and Chief
                                          Executive Officer

Kelly A. Elliott.............     36      Vice President and Chief Financial Officer

Robert M. Stout..............     47      Director, President-Eastern Division and
                                          President-Charlotte

Kenneth P. Craft.............     57      President-Western Division and President-Montgomery

Roger J. Toomey..............     47      Senior Vice President-Marketing and Business Development

    W. MCFALL (MAC) PEARCE has served as Chairman of our Board of Directors since June 2000 and as President and Chief Executive Officer of PYA/Monarch since June 1997. Twenty seven years ago, Mr. Pearce began his career at PYA/Monarch as a buyer of frozen and refrigerated products. Since then, he has held a variety of sales and management positions within PYA/Monarch, including street sales representative, Regional Vice President, President-Charlotte, and Executive Vice President. In 1997, Mr. Pearce became a Vice President of Sara Lee. Mr. Pearce is active in various industry organizations, currently serving as a member of the Editorial Board of Institutional Distribution Magazine and the board of Foodservice Distributors International. Mr. Pearce is also on the board of Markon, a produce cooperative of leading regional foodservice distributors. Mr. Pearce is a member of the family that founded Pearce-Young-Angel, a predecessor to PYA/Monarch. He holds a Bachelor of Science degree in Marketing from the University of South Carolina.

    KELLY A. ELLIOTT has served as Vice President and Chief Financial Officer of PYA/Monarch since December 1997. Ms. Elliott began her career with PYA/Monarch as a Senior Financial Analyst in January 1994. She was promoted to Manager of Accounting in May 1994 and to Corporate Controller in January 1995. Prior to joining PYA/Monarch, Ms. Elliott was with Arthur Andersen LLP in their Audit Division from 1986 to 1990. She joined the Sara Lee organization with Bil Mar Foods, Inc. from 1990 to 1993. From 1993 to 1994, she was Vice President of Finance and Administration of Clear Springs Citrus, Inc., a fresh citrus juice processor. Ms. Elliott graduated from Iowa State University and holds a Bachelor of Business Administration degree in Accounting. She is a Certified Public Accountant in South Carolina and Iowa, and a member of the American Institute of Certified Public Accountants.

    ROBERT M. STOUT has served as a director since June 2000, as President-Eastern Division of PYA/Monarch since February 2000 and as President of our Charlotte facility since October 1994. Mr. Stout began his career with PYA/Monarch as a Charlotte, North Carolina, Sales Trainee in 1977 and has held various sales and management positions with the Charlotte Branch. Mr. Stout graduated from the University of North Carolina with a Bachelor of Arts degree in Economics in 1974.

    KENNETH P. CRAFT has served as President-Western Division of PYA/Monarch since February 2000 and as President of our Montgomery facility since
July 1995. Mr. Craft began his career with PYA/ Monarch as a branch General Manager in 1983 and has held the positions of Branch Vice President & General Manager--Walterboro, South Carolina, and Branch President-Atlanta, Georgia. Prior to joining PYA/Monarch, Mr. Craft held several management positions within the food industry with Food Services of America, Rykoff-Sexton, SYSCO, Glazier Foods, Kimbell Grocery Company, and Carnation Company. Mr. Craft attended Arizona State University where he studied Business Administration; he also attended Executive Management training programs at Carnation Company and Emory University.

    ROGER J. TOOMEY has served as Senior Vice President-Marketing and Business Development of PYA/ Monarch since February 1998. Mr. Toomey was previously employed with PYA/Monarch from 1986 to 1989 in the role of Group Marketing Director in the Midwest Division. Prior to Mr. Toomey's return to PYA/ Monarch, he spent eight years with Food Services of America, first as Vice President of Purchasing and Marketing, then as Senior Vice President. From 1976 to 1986
Mr. Toomey was Director of Purchasing for Aslesen Company, a foodservice distributor based in Minneapolis, Minnesota. Mr. Toomey holds a Bachelor of Science degree in Accounting and Business Administration from the University of Minnesota.

BOARD STRUCTURE AND COMPENSATION

    In addition to the two directors who currently comprise our board of directors, we intend to name five additional directors who will be appointed to our board of directors prior to the completion of this offering. We expect that two of these directors will be employees of Sara Lee and three will be outside directors. We anticipate that the three outside directors will comprise our audit committee and our compensation and employee benefits committee.

    AUDIT COMMITTEE

    Prior to the completion of this offering, we intend to establish an audit committee. Our audit committee will review our auditing, accounting, financial reporting and internal control functions and will make recommendations to the board of directors for the selection of independent accountants. In addition, the committee will review our accounting principles and financial reporting, our compliance with foreign trade regulations as well as the independence of and the non-audit services provided by our independent accountants. In discharging its duties, the audit committee will:

    - review and approve the scope of the annual audit and the independent accountant's fees;

    - meet independently with our internal accounting staff, our independent accountants and our senior management; and

    - review the general scope of our accounting, financial reporting, annual audit and internal audit program, matters relating to internal control systems and the results of the annual audit.

    COMPENSATION AND EMPLOYEE BENEFITS COMMITTEE

    Prior to the completion of this offering, we intend to establish a compensation and employee benefits committee. Our compensation and employee benefits committee will determine, approve and report to the board of directors on all elements of compensation for our elected officers, including targeted total cash compensation and long-term equity based incentives.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    For our fiscal year ended July 3, 1999, we were operated as a subsidiary of Sara Lee and had no compensation committee. The compensation and employee benefits committee of Sara Lee or properly authorized officers of Sara Lee made all compensation decisions with respect to our executive officers. After this offering, our compensation and employee benefits committee will make all compensation decisions regarding our executive officers. None of our executive officers will serve on the compensation committee or board of directors of any other company of which any of the members of our compensation and employee benefits committee or our board of directors is an executive officer.

    DIRECTOR COMPENSATION

    Directors who are employees of PYA/Monarch or Sara Lee receive no fees for their services as directors. Our non-employee directors will receive an annual retainer of $30,000 and an annual grant of 5,000 options to purchase shares of our common stock. The exercise price of these options will equal the fair market value of our common stock on the date of grant. Non-employee directors can elect to receive common stock, options to purchase common stock, or a combination of common stock and options, in lieu of all or any portion of the $30,000 annual retainer. In addition, non-employee directors may elect to defer part or all of their annual cash retainer under our Directors Deferred Compensation Plan described below. Deferred amounts are invested in an interest bearing account or a stock equivalent account. Chairpersons of our board committees will receive an additional $5,000 annually. At the time of the offering, we intend to grant an option to purchase 5,000 shares of our common stock, at the offering price, to each of our non-employee directors.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

    All of our common stock is currently owned by Sara Lee, and thus none of our officers, directors or director nominees own any of our common stock. To the extent our directors and officers own shares of Sara Lee common stock at the time Sara Lee effects any exchange or distribution of our common stock, our directors and officers will participate in the exchange or distribution on the same terms as other holders of Sara Lee common stock.

    The following table sets forth the number of shares of Sara Lee common stock beneficially owned on June 1, 2000 by each director, each of the executive officers named in the Summary Compensation Table below and all of our directors and executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members has sole voting and investment power with respect to such stock. The total number of shares of Sara Lee common stock outstanding as of June 1, 2000 was 891,873,323.

                                                                SHARES OF SARA LEE
                                                                BENEFICIALLY OWNED
                                                              ----------------------
NAME OF BENEFICIAL OWNER                                       NUMBER    PERCENTAGE
------------------------                                      --------   -----------
W. McFall Pearce (1)........................................  222,371       *
Kelly A. Elliott (2)........................................   24,187       *
Robert M. Stout (3).........................................  134,453       *
Kenneth P. Craft (4)........................................  112,254       *
Roger J. Toomey (5).........................................   14,000       *
All Directors and Officers as a Group (5 people)............  507,265       *

------------------------

*   Less than .01%.

(1) Includes 184,688 shares of common stock that may be purchased within 60 days of June 1, 2000 pursuant to the exercise of options.

(2) Includes 14,764 shares of common stock that may be purchased within 60 days of June 1, 2000 pursuant to the exercise of options.

(3) Includes 99,593 shares of common stock that may be purchased within 60 days of June 1, 2000 pursuant to the exercise of options.

(4) Includes 86,992 shares of common stock that may be purchased within 60 days of June 1, 2000 pursuant to the exercise of options.

(5) Includes 13,000 shares of common stock that may be purchased within 60 days of June 1, 2000 pursuant to the exercise of options.

EXECUTIVE COMPENSATION

    The following table sets forth compensation information for our chief executive officer and our four next most highly compensated executive officers for the fiscal year ended July 3, 1999. All information set forth in this table reflects compensation paid to these individuals for services performed for PYA/Monarch during the fiscal year ended July 3, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                        COMPENSATION
                                            ANNUAL COMPENSATION            AWARDS
                                           ---------------------   -----------------------
                                                                   RESTRICTED   SECURITIES
                                                                     STOCK      UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                 SALARY       BONUS     AWARDS (1)    OPTIONS     COMPENSATION (2)
---------------------------                ---------   ---------   ----------   ----------   ----------------
W. McFall Pearce.........................  $232,115    $164,494     $158,400      56,929          $26,441
  CHAIRMAN OF THE BOARD OF DIRECTORS,
  PRESIDENT AND CHIEF EXECUTIVE OFFICER

Kelly A. Elliott.........................   111,811      51,421            0      12,000            9,504
  VICE PRESIDENT AND CHIEF FINANCIAL
  OFFICER

Robert M. Stout..........................   153,660     101,664       57,600      60,766           15,801
  PRESIDENT--EASTERN DIVISION AND
  PRESIDENT--CHARLOTTE

Kenneth P. Craft.........................   141,152      89,895       57,600      53,324           15,968
  PRESIDENT--WESTERN DIVISION AND
  PRESIDENT--MONTGOMERY

Roger J. Toomey..........................   143,392      56,754            0      13,000            1,171
  SENIOR VICE PRESIDENT--MARKETING AND
  BUSINESS DEVELOPMENT

------------------------------

(1) Reflects the market value of restricted stock units on the date of grant. Market value was calculated based on $24 per share of Sara Lee common stock and the following number of restricted stock units: W. McFall Pearce, 6,600; Robert Stout, 2,400; and Kenneth Craft, 2,400. Dividends on the restricted stock units are escrowed during the three-year performance cycle. Dividends and interest on the escrowed dividends are distributed at the end of the performance cycle in the same proportion as the restrictions on the restricted stock units lapse. The restrictions lapse three years from the grant date if, and only to the extent that, performance goals or service requirements are met. To the extent the performance goals or service requirements are not attained, the restricted stock units, the escrowed dividends and interest will be forfeited.

(2) Includes payment by Sara Lee of the following amounts for life insurance on behalf of each of the executive officers above: $6,951 for W. McFall Pearce; $2,947 for Kelly Elliott; $4,837 for Robert Stout; $6,116 for Kenneth Craft; and $1,171 for Roger Toomey. Includes Sara Lee's contributions under its employee stock ownership plan and supplemental retirement benefit plan of the following amounts on behalf of the following executive officers contained in the table above: $19,490 for W. McFall Pearce; $6,557 for Kelly Elliott; $10,964 for Robert Stout; and $9,852 for Kenneth Craft.

GRANTS OF SARA LEE STOCK OPTIONS

    The following table shows all grants of options to acquire shares of Sara Lee common stock made to the executive officers named in the Summary Compensation Table during the fiscal year ended July 3, 1999.

                                              % OF TOTAL                                         POTENTIAL REALIZABLE
                                                OPTIONS                                         VALUE AT ASSUMED ANNUAL
                               NUMBER OF      GRANTED TO                                            RATES OF STOCK
                               SECURITIES      SARA LEE       EXERCISE                             APPRECIATION FOR
                               UNDERLYING    EMPLOYEES IN     PRICE PER                             OPTION TERM(2)
                              THE OPTIONS       FISCAL        SARA LEE                       -----------------------------
NAME                            GRANTED          YEAR           SHARE      EXPIRATION DATE        5%              10%
----                          ------------   -------------   -----------   ---------------   -------------   -------------
W. McFall Pearce............     51,000            *           $24.03      August 2008         $771,530       $1,955,670
                                  5,929(3)         *           $27.72       July 2002            30,461           64,748

Kelly A. Elliott............     12,000            *           $24.03      August 2008          181,536          460,158

Robert M. Stout.............     25,000            *           $24.03      August 2008          378,201          958,662
                                  8,000            *           $25.66       January 2009        129,234          327,581
                                  5,266(3)         *           $22.88       August 2005          49,073          114,369
                                  5,608(3)         *           $22.88       August 2006          61,237          146,663
                                  6,606(3)         *           $22.88       August 2006          72,135          172,763
                                    897(3)         *           $26.97       August 2004           7,457           16,698
                                  1,857(3)         *           $26.97       January 2005         16,809           38,065
                                  4,896(3)         *           $26.97       August 2005          49,484          113,844
                                    866(3)         *           $26.97       August 2004           7,199           16,121
                                  1,770(3)         *           $26.97       January 2005         16,022           36,282

Kenneth P. Craft............     20,000            *           $24.03      August 2008          302,561          766,930
                                  4,874(3)         *           $29.73       August 2005          57,985          134,758
                                  6,012(3)         *           $29.73       August 2006          83,966          200,519
                                 16,662(3)         *           $29.73       August 2007         269,111          660,840
                                  2,536(3)         *           $29.73       August 2005          30,170           70,116
                                  3,240(3)         *           $29.73       August 2006          45,251          108,064

Roger J. Toomey.............     13,000            *           $24.03      August 2008          196,664          498,504

------------------------------

* Less than .01%. The total options granted by Sara Lee in fiscal 1999 was 17,172,200.

(1) Exercise price equals 100% of the fair market value of the common stock on the date of grant. Each option expires 10 years after the grant date, other than restoration stock options described in more detail in footnote (3) below. The options generally become exercisable in three equal annual installments, on the first three anniversary dates of the date of grant. No option may be exercised until the expiration of one year from the date of grant. In the event of a change in control of Sara Lee, the compensation and employee benefits committee of Sara Lee may provide for appropriate adjustments, including acceleration of the vesting period.

(2) Potential realizable values are net of exercise price, but before deduction of taxes associated with exercise. A zero percent gain in stock price from the exercise price will result in zero dollars for the optionee. The dollar amounts indicated in these columns are the result of calculations assuming growth rates required by the rules of the Securities and Exchange Commission. These growth rates are not intended to forecast future appreciation, if any, of the price of Sara Lee common stock.

(3) These are restoration stock options, which are granted when an executive exercises an existing option by surrendering Sara Lee common stock. The grant of a restoration stock option upon the exercise of an existing option is intended to promote increased employee share ownership by encouraging the early exercise of existing options. The grant of a restoration stock option does not result in an increase in the total combined number of shares and options held by an employee.

EXERCISES OF SARA LEE STOCK OPTIONS

    The following table shows aggregate exercises of options to purchase Sara Lee common stock in the fiscal year ended July 3, 1999, by the executive officers named above in the Summary Compensation Table.

                      AGGREGATED SARA LEE OPTION EXERCISES
                       AND FISCAL YEAR-END OPTION VALUES

                                       SARA LEE                    NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                        SHARES                    UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                                       ACQUIRED                 OPTIONS AT FISCAL-YEAR-END         AT FISCAL YEAR-END(1)
                                          ON         VALUE     -----------------------------   -----------------------------
NAME                                   EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                   ---------   ---------   ------------   --------------   ------------   --------------
W. McFall Pearce.....................   16,400     $289,300      148,263         115,466         $696,890        $210,956
Robert M. Stout......................   27,174      216,425       72,306          51,646           35,026         120,062
Kenneth P. Craft.....................   41,066      427,136       86,980          55,952                0         120,062

------------------------------

(1) Options are "in-the-money" at fiscal year-end if the market value of the underlying securities on that date exceeds the exercise price of the options. The amounts set forth represent the difference between the closing price of Sara Lee common stock of $22.50 as reported by the New York Stock Exchange on July 3, 1999, less the option exercise price payable for those shares.

SEVERANCE POLICY

    Sara Lee has a severance policy for certain officers of Sara Lee which covers fiscal year 2000. Upon the consummation of this offering, PYA/Monarch intends to adopt its own severance policy, and PYA/Monarch employees will no longer be covered by Sara Lee's policy. Sara Lee's policy provides that if an officer's employment is terminated without cause, the officer will receive from 12 to 24 months of salary as severance payments. The amount of actual severance payments depends on the officer's position, length of service and age. Under this policy, officers also receive a partial payment under the incentive plans applicable to the fiscal year in which the termination occurs. The terminated officer's participation in Sara Lee's insurance plans, except for disability insurance, which ends on the date of termination of employment, will continue for the same number of months for which he or she is receiving severance payments. Severance payments terminate if the terminated officer becomes employed by a competitor of Sara Lee.

RETIREMENT PLANS

    The following table shows the approximate annual pension benefits payable upon retirement under Sara Lee's qualified pension plan, as well as a nonqualified supplemental benefit plan. Executive officers of PYA/Monarch are eligible to participate in Sara Lee's retirement plans until the earlier of the date that Sara Lee effects an exchange or other distribution of its PYA/Monarch common stock or until PYA/Monarch adopts its own retirement plans. The compensation covered by Sara Lee's pension plans is based on an employee's annual salary and bonus. The amounts payable under the pension plans are computed on the basis of a straight-life annuity and are not subject to deduction for Social Security benefits or other amounts. Under the supplemental benefit plan, accrued benefits having a present value exceeding $100,000 for participants age 55 and older and $300,000 for participants who have not yet attained the age of 55 are funded with periodic payments by Sara Lee to individual trusts established by the participants.

                   ESTIMATED ANNUAL NORMAL RETIREMENT PENSION
                   BASED UPON THE INDICATED CREDITED SERVICE

        FINAL
       AVERAGE
    COMPENSATION        10 YEARS    15 YEARS    25 YEARS    35 YEARS
---------------------   ---------   ---------   ---------   ---------
   $150,000             $ 26,250    $ 39,375    $ 65,625    $ 91,875
    200,000               35,000      52,500      87,500     122,500
    250,000               43,750      65,625     109,375     153,125
    300,000               52,500      78,750     131,250     183,750
    350,000               61,250      91,875     153,125     214,375
    400,000               70,000     105,000     175,000     245,000
    450,000               78,750     118,125     196,875     275,625
    500,000               87,500     131,250     218,750     306,250
    600,000              105,000     157,500     262,500     367,500

    As of June 1, 2000, the following executive officers of PYA/Monarch had accrued the indicated years and months of credited service under the pension plans: Mr. Pearce -- 23 years, 11 months; Ms. Elliott -- 6 years 4 months; Mr. Stout -- 21 years, 9 months; Mr. Craft -- 16 years, 10 months; and Mr. Toomey -- 5 years, 1 month.

EXECUTIVE EMPLOYMENT ARRANGEMENTS

    Prior to completion of the offering, some of our executive officers will enter into employment agreements with us. Under the terms of these agreements, which will be substantially identical, the executive will receive an annual salary and be eligible for a cash bonus of up to a specified portion of base salary. In addition, these executives will receive an option to purchase a specified number of shares of our common stock in connection with this offering and an additional option to purchase a specified number of shares of our common stock in August 2001. These options will vest 33 1/3% per year over a period of three years and will be subject to the terms and conditions of our 2000 Stock Incentive Plan. If the executive is either involuntarily terminated for any reason other than cause, death or disability during the term of his or her employment agreement, or is constructively terminated within two years after a change in control, then the executive will continue to receive his or her salary until the end of the agreement term (or, if later, the end of the period of severance that would apply under our severance plan or a prior severance agreement). The executive will also receive a pro-rated portion of his or her bonus, and all unvested stock options and restricted stock will fully vest.

    The table below identifies the executive officers that will enter into the employment ageements described above and provides some details as to the terms of their employment:

                                                                          OPTION GRANT TO PURCHASE
                                                                             PYA/MONARCH SHARES
                                                                      ---------------------------------
                                                                            UPON
                                                                         COMPLETION
NAME AND TITLE                            ANNUAL SALARY     BONUS     OF THIS OFFERING   IN AUGUST 2001
--------------                            -------------   ---------   ----------------   --------------
W. McFall Pearce
  CHAIRMAN OF THE BOARD OF DIRECTORS,
  PRESIDENT AND CHIEF EXECUTIVE
  OFFICER...............................
Kelly A. Elliott
  VICE PRESIDENT AND
  CHIEF FINANCIAL OFFICER...............
Robert M. Stout
  PRESIDENT--EASTERN DIVISION AND
  PRESIDENT--CHARLOTTE..................
Kenneth P. Craft
  PRESIDENT--WESTERN DIVISION AND
  PRESIDENT--MONTGOMERY.................
Roger J. Toomey
  SENIOR VICE PRESIDENT--MARKETING AND
  BUSINESS DEVELOPMENT..................

STOCK OWNERSHIP GUIDELINES FOR EXECUTIVE OFFICERS

    Our board of directors believes that the interests of our executive officers and other senior management will be more closely aligned with the interests of our stockholders if our executive officers and other senior management hold a significant investment in our common stock. To ensure significant stock ownership, our board of directors has adopted stock ownership guidelines that require all of our employees, at the director-level and above, to own a specified number of our securities. The ownership guidelines range from 50,000 shares for our Chief Executive Officer to 5,000 shares for each of our director-level employees. Employees who are subject to the stock ownership guidelines will have several years to achieve compliance. Shares covered by deferred stock units and shares allocated under any 401(k) plan or other benefit plans we may adopt will count towards compliance with the stock ownership guidelines.

    To facilitate our executives' achievement of our stock ownership guidelines, we intend to offer to selected executive employees options to purchase up to an
aggregate of      shares of our common stock subject to the surrender and
cancellation of previously granted options to purchase shares of Sara Lee common stock. The number and exercise prices of these PYA/Monarch options will be determined in a manner meant to reflect the difference between the fair market values of Sara Lee common stock and PYA/Monarch common stock on the date of the consummation of this offering. The PYA/Monarch options will maintain the same vesting and exercise provisions as the Sara Lee options surrendered and cancelled. However, the PYA/Monarch options will not be exercisable until the earlier of one year after this offering or the date on which Sara Lee ceases to own a majority of our capital stock; provided that in no event will these options be exercisable within six months of this offering.

TREATMENT OF SARA LEE OPTIONS AND RESTRICTED STOCK UPON AN EXCHANGE OR OTHER
  DISTRIBUTION

    We intend to assume any remaining Sara Lee options held by our employees on the date of an exchange or other distribution of our common stock by Sara Lee and convert them into equivalent

PYA/Monarch options. As of June 1, 2000, our employees held options to purchase shares of Sara Lee common stock, excluding options held by selected executive employees who are entitled to surrender their Sara Lee options and receive equivalent PYA/Monarch options when this offering is completed.

    Under several Sara Lee long-term performance or restricted stock plans, some of our key employees were granted restricted stock unit awards. As of June 1, 2000, our employees held unvested Sara Lee performance-based restricted stock units and unvested Sara Lee service-based restricted stock units. At the time of the offering, we intend to offer to selected executive employees the right to surrender their Sara Lee service-based restricted stock units and receive PYA/Monarch service-based restricted stock units that have the same vesting requirements. Sara Lee performance-based restricted stock units will not be eligible for conversion at the time of this offering. If Sara Lee effects an exchange or distribution of its PYA/Monarch shares prior to expiration of the vesting cycle applicable to the outstanding Sara Lee restricted stock units, all of the unvested Sara Lee restricted stock units automatically will convert at the time of the exchange or distribution into PYA/Monarch restricted stock units.

2000 STOCK PLAN

    Our board of directors adopted the PYA/Monarch 2000 Stock Incentive Plan in
      , 2000, and we intend to obtain the approval of the 2000 Plan from our sole shareholder, Sara Lee, prior to the completion of this offering. The 2000 Plan provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights and other stock awards to our employees and non-employee directors.

    NUMBER OF SHARES OF COMMON STOCK AVAILABLE UNDER THE 2000 PLAN. A total of shares of our common stock have been reserved for issuance under the 2000 Plan. No options to acquire shares of common stock or other awards have been issued as of June 1, 2000; however, in connection with this offering, we intend
to grant to our employees options to purchase approximately       shares of our
common stock at the initial offering price. None of these options will be exercisable for one year after this offering. The number of shares of common stock available under the 2000 Plan, as well as the exercise price and the number of any outstanding awards, will be proportionately adjusted in the event of any stock dividend, stock split, combination or exchange of securities, merger, consolidation, recapitalization, spin-off or other distribution, other than normal cash dividends. Any awards under the 2000 Plan that are made as a result of conversion by our employees of outstanding Sara Lee options or in connection with the assumption of options in businesses we acquire will not reduce the number of shares available for issuance under the 2000 Plan.

    ADMINISTRATION OF THE 2000 PLAN. The compensation and employee benefits committee of our board of directors will administer the 2000 Plan. Until Sara Lee effects an exchange or other distribution of the PYA/Monarch common stock it owns, we have agreed to adopt procedures satisfactory to Sara Lee to ensure that the issuance of shares of our common stock under the 2000 Plan will not cause Sara Lee's ownership of our common stock to fall below 80%, which is necessary to preserve the tax-free status of such a transaction. Under these procedures, we may be required to repurchase shares of our common stock on the open market as options are exercised. In the case of any award under the 2000 plan that is intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code of 1986, our compensation and employee benefits committee will consist solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. Our committee has the power to determine the terms of the awards granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

    OPTIONS. The exercise price of all options granted under the 2000 Plan will be at least equal to the fair market value of our common stock on the grant date; provided, that options granted upon the involuntary conversion of our employees' Sara Lee options or in connection with the acquisition of a business may be granted with a purchase price that is intended to preserve the economic value of the option being replaced but, in the case of an involuntary conversion, not less than the exercise price of the Sara Lee option that was converted. The committee may grant options that provide for the grant of a restoration option. If a person exercises an option that contains a restoration option provision and pays the exercise price by tendering shares of our common stock to us, or satisfies any tax-withholding obligations by authorizing us to withhold shares that would be granted under the option, the person exercising the option may receive a restoration option for the number of shares tendered or withheld. The committee determines all other terms of options.

    No optionee may be granted an option to purchase more than       shares over
the term of the 2000 Plan, except that in the calendar year that an optionee begins service as the Chief Executive Officer, the optionee may be granted options to purchase up to 500,000 shares. Neither of these limits will include restoration options. The number of shares for which restoration options may be granted to any optionee in any calendar year may not exceed 500,000 shares.

    After termination of employment or service as a director, an optionee may exercise a vested option for the period of time stated in the option agreement. Generally, if termination is due to (1) death or disability, vesting accelerates and the option will remain exercisable until the earlier of its expiration date or 5 years, (2) retirement, vesting continues and the option will remain exercisable until its expiration date, (3) involuntary termination under which severance benefits are payable, a vested option will remain exercisable until the earlier of its expiration date or the last day of the period for which severance benefits are payable, or (4) cause, the option will terminate in its entirety on the date of termination. In all other cases, a vested option will terminate upon termination of employment; however, an option may never be exercised later than the expiration of its term. Certain officers and employees may be required to repay all financial gains realized from exercising all or a portion of an option exercised within the six-month period preceding certain conduct that is contrary or harmful to our interests, such as accepting employment with one of our competitors.

    STOCK APPRECIATION RIGHTS. All stock appreciation rights, or SARs, granted under the 2000 Plan generally represent a right to receive payment, in cash, stock, or a combination of cash and stock, equal to the excess of the fair market value of a specified number of shares of common stock on the exercise date over the fair market value of such shares on the grant date.

    STOCK AWARDS. A stock award granted under the 2000 Plan represents an award made in or valued in whole or in part by reference to shares of common stock and may be payable in whole or in part in stock. The committee determines the conditions and restrictions of all stock awards granted under the 2000 Plan. No more than 20% of the shares reserved for issuance under the 2000 Plan may be issued as a stock award.

    PAYMENT DEFERRALS. The committee may require or permit an optionee to defer the receipt of shares or cash or other property upon settlement of awards. The committee may also allow the payment or crediting of earnings on deferred amounts.

    TRANSFERABILITY OF OPTIONS, SARS AND STOCK AWARDS. The 2000 Plan generally does not allow for the transfer of options, SARs or stock awards other than by will or the laws of descent and distribution pursuant to approved beneficiary designation procedures. Only the employee may exercise his or her options during his or her lifetime.

    ADJUSTMENTS IN CONNECTION WITH A CHANGE IN CONTROL. In contemplation of or in the event of a change in control, the committee may provide for appropriate adjustments, including the acceleration of vesting and the settlement or substitution of awards. If a change in control occurs prior to the time Sara Lee effects an exchange or distribution of our common stock, one-half of all unvested options will vest automatically. Any exchange or distribution of our common stock by Sara Lee should not constitute a change in control.

    AMENDMENT OF THE 2000 PLAN. Our board of directors has the authority to amend, suspend or terminate the 2000 Plan, provided it does not adversely affect any award previously granted under our 2000 Plan without the affected award holder's consent.

EXECUTIVE DEFERRED COMPENSATION PLAN

    In June 2000, our board of directors adopted the Executive Deferred Compensation Plan. The Deferred Compensation Plan has been approved by our sole stockholder, Sara Lee. The Deferred Compensation Plan is not a tax-qualified retirement plan. The Deferred Compensation Plan is a plan that permits all officers and key employees at or above the director-level to elect to defer all or a portion of their annual bonus or annual base salary and any other bonus or incentive payment designated by the compensation and employee benefits committee. A participant may also elect to transfer his or her deferrals under the Sara Lee Executive Deferred Compensation Plan to the Deferred Compensation Plan. All amounts deferred under the Deferred Compensation Plan are invested in either an interest bearing account or a stock equivalent account, at the election of the participant, and will be paid to the participant on the distribution date elected by the participant. No participant may elect a date for payment of deferred amounts that is sooner than one year after the date this offering is completed.

PERFORMANCE-BASED ANNUAL INCENTIVE PLAN

    Our board of directors adopted the Performance-Based Annual Incentive Plan
in          , 2000, and we intend to obtain the approval of the Annual Incentive
Plan from our sole stockholder, Sara Lee, prior to the completion of this offering. The Annual Incentive Plan is intended to provide some of our key executives with annual incentive compensation that is tied to the achievement of pre-established and objective performance goals. The compensation and employee benefits committee of our board administers the Annual Incentive Plan. In the case of awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the committee will consist solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. Under the Annual Incentive Plan, each participant is eligible to receive a predetermined annual award established by the compensation and employee benefits committee, which award may not exceed $1.0 million, if the performance goal has been satisifed.

2000 NON-EMPLOYEE DIRECTOR STOCK PLAN

    Our board of directors adopted the 2000 Non-Employee Director Stock Plan on
         , 2000, and we intend to obtain the approval of the Director Plan from our sole stockholder, Sara Lee, prior to the completion of this offering.

    ADMINISTRATION. The compensation and employee benefits committee of our board of directors will administer the Director Plan. Until Sara Lee effects an exchange or other distribution of the PYA/ Monarch common stock it owns, we have agreed to adopt procedures satisfactory to Sara Lee to ensure that the issuance of shares of our common stock under the Director Plan will not cause Sara Lee's ownership of our common stock to fall below 80%, which is necessary to preserve the tax-free status of Sara Lee's exchange or distribution. Under these procedures, we may be required to repurchase shares of our common stock as options are exercised.

    NUMBER OF SHARES AVAILABLE UNDER THE DIRECTOR PLAN.  As of       , 2000, the
aggregate number of shares reserved for options and share awards under the
Director Plan was       , and no options to acquire shares or other awards were
issued and outstanding as of that date. In any fiscal year, the aggregate number of shares that will be available for awards under the Director Plan will be one-tenth of one percent (.1%) of the outstanding shares of common stock as of the last day of the immediately preceding fiscal year. The number of shares of common stock available under the Director Plan, as well as the exercise price and the number of shares of any outstanding awards, will be proportionately adjusted in the event of any stock dividend, stock split, combination or exchange of securities, merger, consolidation, recapitalization, spin-off or other distribution, other than normal cash dividends.

    ELECTION FOR DIRECTORS' FEES. Non-employee directors may elect to receive all or any portion of their annual directors fees in the form of either options or stock or a combination of options and stock.

    OPTIONS. Each non-employee director will receive an annual option retainer consisting of 5,000 options on the last regularly scheduled meeting of the board held in October in each year beginning in October 2000. A restoration option may be granted if a director pays the purchase price upon exercise of an option by surrendering shares.

    All options granted under our Director Plan have a term not longer than 10 years and an exercise price equal to the fair market value of our common stock on the date of grant. Each option becomes exercisable six months after the option grant date; provided that no option may be exercised until the earlier of one year following this offering and the date that Sara Lee effects an exchange or other distribution of the PYA/Monarch common stock it owns. After termination of services as a non-employee director, an optionee may exercise the vested portion of his or her option through the expiration of its term.

    STOCK AND OPTIONS IN LIEU OF FEES. We will deliver to each non-employee director who elects to receive stock in lieu of fees the number of shares equal to the portion of the annual directors fees elected to be invested in shares divided by the fair market value per share on the award date. Shares to be paid in respect of, and prior to, the one-year period beginning on the first
November 1 after such election will not be transferred to the non-employee director until immediately after the first annual meeting of stockholders held after the date of such award. The amount of dividends that would otherwise be paid on such shares will be held by PYA/Monarch until immediately after that annual meeting. Any undelivered shares and dividend equivalents will be forfeited if the non-employee director is not elected a director of PYA/Monarch at that annual meeting. We will deliver to each non-employee director who elects to receive options in lieu of fees the number of shares equal to (a) three times the portion of the annual directors fees elected to be paid in the form of an option, divided by (b) the fair market value per share on the option grant date.

    TRANSFERABILITY OF OPTIONS. A non-employee director generally may not transfer options granted to him or her under our Director Plan other than by will or the laws of descent and distribution. Only an optionee may exercise his or her options during his or her lifetime.

    ADJUSTMENTS IN CONNECTION WITH A CHANGE IN CONTROL. In contemplation of or in the event of a change in control, the administrator may provide for appropriate adjustments, including acceleration of vesting and settlements of or substitutions for awards either at the time an award is granted or at a subsequent date. In the event of a change in control, all outstanding options shall be immediately vested and exercisable and all shares and dividend equivalents not yet transferred to the non-employee director will be immediately transferred to the non-employee director. Any exchange or distribution of our common stock by Sara Lee should not constitute a change in control.

    AMENDMENT AND TERMINATION OF THE DIRECTOR PLAN. Our board of directors has the authority to amend or terminate the Director Plan at any time, provided it does not adversely affect any award previously granted under our Director Plan without the affected non-employee director's consent.

DIRECTORS' DEFERRED COMPENSATION PLAN

    Our board of directors adopted the Directors' Deferred Compensation Plan in
      , 2000, and we intend to obtain the approval of the Director's Deferred Compensation Plan from our sole stockholder, Sara Lee, prior to the completion of this offering. This plan is not a tax-qualified retirement plan. The Directors' Deferred Compensation Plan is a plan that permits non-employee directors to elect to defer all or a portion of their annual directors fees that are otherwise payable in cash. Amounts deferred under the Directors' Deferred Compensation Plan are invested in either an interest bearing account or a stock equivalent account, at the election of the participant, and will be paid to the participant on the distribution date elected by the participant. No participant may elect a date for payment of deferred amounts that is sooner than one year after the date this offering is completed.

                 ARRANGEMENTS BETWEEN SARA LEE AND PYA/MONARCH

    THE FOLLOWING DESCRIPTION OF THE MASTER SEPARATION AGREEMENT AND KEY RELATED AGREEMENTS IS ONLY A SUMMARY. FOR COMPLETE INFORMATION, YOU SHOULD READ THE FULL TEXT OF THESE AGREEMENTS, WHICH HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

MASTER SEPARATION AGREEMENT

    The master separation agreement will contain the key provisions relating to our separation from Sara Lee, this offering and Sara Lee's plans to complete its divestiture of PYA/Monarch within 18 months of this offering through an exchange or other distribution of all or a significant portion of its shares of our common stock.

    THE SEPARATION. The ancillary agreements will detail the separation and interim and ongoing relationships between Sara Lee and us following the separation. These agreements will include:

    - an employee matters agreement;

    - a tax sharing agreement;

    - a transitional services agreement;

    - an indemnification and insurance matters agreement; and

    - an equipment sublease agreement.

To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of these agreements will govern. These agreements are described more fully below.

    THE EXCHANGE OR OTHER DISTRIBUTION. We will agree to take all action reasonably requested by Sara Lee to facilitate the exchange or other distribution of its shares of our common stock.

    COVENANTS BETWEEN SARA LEE AND PYA/MONARCH.  We will agree with Sara Lee to:

    - exchange information;

    - engage in auditing practices;

    - not take any action that would jeopardize Sara Lee's ownership of over 80% of our outstanding capital stock;

    - maintain the confidentiality of certain information;

    - preserve available legal privileges;

    - engage in certain environmental and safety practices consistent with laws and in accordance with Sara Lee's environmental management system; and

    - resolve disputes in a particular manner.

        INFORMATION EXCHANGE. Both parties will agree to share information relating to governmental, accounting, contractual and other similar requirements of our ongoing businesses, unless the sharing could be commercially detrimental, violate any law or agreement or waive any attorney-client privilege. In furtherance of this covenant, both parties will agree as follows:

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       - Each party will maintain adequate internal accounting systems and controls to allow the other party to satisfy its own reporting obligations and prepare its own financial statements.

       - Each party will retain records beneficial to the other party for a specified period of time. If the records are going to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records, unless the records are destroyed in accordance with adopted record retention policies.

       - Each party will use commercially reasonable efforts to provide the other party with access to directors, officers, employees, other personnel and agents who may be used as witnesses and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.

        AUDITING PRACTICES. So long as Sara Lee is required to consolidate our results of operations and financial position, we will agree to:

       - not select a different independent accounting firm from that used by Sara Lee without Sara Lee's consent;

       - use commercially reasonable efforts to enable our auditors to date their opinion on our audited annual financial statements on or before the same date as Sara Lee's auditors date their opinion on Sara Lee's financial statements;

       - not change our fiscal year;

       - exchange all relevant information needed to prepare financial statements;

       - grant each other's internal accounting staff access to each other's records and to members of management; and

       - notify each other of any change in accounting principles.

        SARA LEE'S OWNERSHIP OF OVER 80% OF OUR COMMON STOCK. We will agree with Sara Lee that, from the completion of this offering until the date of any exchange or other distribution of all of our common stock by Sara Lee, we will not take any action, such as issuing stock, that would cause Sara Lee to no longer own over 80% of our outstanding stock. We may, however, issue stock options and restricted stock awards, provided we give prior written notice to Sara Lee and obtain Sara Lee's prior consent and provided we repurchase sufficient amounts of our stock in open market transactions before such options are exercisable or restricted stock is awarded so that Sara Lee will continue to own over 80% of our outstanding stock.

        DISPUTE RESOLUTION. If a dispute arises with Sara Lee, we will agree to the following procedures:

       - The senior executives of PYA/Monarch and Sara Lee will make a good faith effort to resolve the dispute through negotiation first.

       - If negotiations fail, the parties agree to attempt to resolve the dispute through mediation.

       - If mediation fails, the parties can resort to final and binding arbitration. By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to award a pre-arbitral injunction, pre-arbitral attachment or other order in aid of arbitration proceedings and the enforcement of any award.

        NO SOLICITATION. Each party will agree not to directly solicit or recruit employees of the other party without the other party's consent for two years after the completion of this offering.

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    However, this prohibition does not apply to general recruitment efforts carried out through public or general solicitation or where the solicitation is employee-initiated.

    TRANSFER OF ASSETS. Immediately prior to the completion of this offering, Sara Lee will transfer to us assets and liabilities related to our business, if any, to the extent that the assets and liabilities were, prior to the completion of this offering, assets or liabilities of Sara Lee. Sara Lee is not making any promises to us regarding:

    - the value of any asset that Sara Lee is transferring;

    - whether there is a lien or encumbrance on any asset Sara Lee is transferring;

    - the absence of defenses with respect to any claims to be transferred; or

    - the legal sufficiency of any conveyance of title to any asset Sara Lee is transferring.

    SARA LEE'S REGISTRATION RIGHTS. We will agree to use our best efforts to effect up to three demand registrations under the applicable federal and state securities laws of the shares of our common stock held by Sara Lee, if requested by Sara Lee. Sara Lee may request no more than one demand registration in any calendar year. We will also grant Sara Lee the right to include its shares of our common stock in other registrations of our common equity securities initiated by us or on behalf of our other stockholders. We agree to pay all costs and expenses in connection with each registration of our common stock requested by Sara Lee or in which Sara Lee participates. Each party will agree to indemnify each other and any underwriters on standard terms, including for liability under federal securities laws.

    EXPENSES. We will bear the costs and expenses associated with this offering and Sara Lee will bear the costs and expenses associated with any exchange or other distribution of our common stock by Sara Lee. We will bear any costs and expenses associated with any audit of our financial statements required by any exchange or other distribution. We will each bear our own internal costs incurred in consummating all of these transactions.

    TERMINATION OF THE AGREEMENT. Sara Lee in its sole discretion can terminate the separation agreement and all ancillary agreements and abandon this offering at any time prior to the closing of this offering. Both parties must agree to terminate the separation agreement and all ancillary agreements at any time between the closing of this offering and any exchange or other distribution.

EMPLOYEE MATTERS AGREEMENT

    The employee matters agreement will allocate to us assets, liabilities and responsibilities relating to our current and former employees. The agreement also will provide for our employees continued participation in some of the benefit plans that Sara Lee currently sponsors. Under this agreement, we will assume and agree to pay, perform and fulfill all obligations relating to our employees arising out of their present or future employment with us and their prior employment with Sara Lee relating to our business.

    All of our employees will continue to participate in the Sara Lee sponsored benefit plans, such as the pension and retirement plan, health benefit program and group insurance plan, on terms comparable to those for Sara Lee employees until the earlier of an exchange or other distribution by Sara Lee of our common stock or until we establish our own benefit plans for our employees. We intend to establish our own benefit programs no later than the time of any exchange or other distribution by Sara Lee.

    Once we establish our own benefits plans, we may modify or terminate each plan in accordance with the terms of that plan and our policies. None of our benefit plans will provide benefits that overlap benefits provided by the corresponding Sara Lee benefit plan, if any. Each of

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our benefit plans will provide that all service, compensation and other benefit determinations that were recognized under the corresponding Sara Lee benefit plan will be taken into account under that PYA/Monarch benefit plan.

    Assets relating to the employee liabilities that we assume will be transferred to us or our related plans and trusts from trusts and other funding vehicles associated with Sara Lee's benefit plans.

TAX SHARING AGREEMENT

    The tax sharing agreement will allocate responsibilities for tax matters between PYA/Monarch and Sara Lee. Until the date Sara Lee effects an exchange or other distribution of our common stock that it owns, Sara Lee is responsible for preparing and filing all consolidated, combined and unitary tax returns that include us and our subsidiaries, as well as our separate state income tax returns. We have the right to review and comment on the tax returns that Sara Lee files on our behalf, but Sara Lee has the exclusive right to determine the manner in which such tax returns are prepared, including the elections, method of accounting, positions, conventions and principles of taxation to be used. Except with respect to separate state income tax returns, we are responsible for preparing and filing any tax returns that include only us and our subsidiaries.

    The tax sharing agreement requires us to pay Sara Lee the incremental tax costs of our inclusion in consolidated, combined and unitary tax returns. In the case of a consolidated federal income tax return, the amount we owe Sara Lee will be computed as if we had filed our own separate, consolidated federal income tax return for us and our subsidiaries. The tax sharing agreement requires Sara Lee to compensate us for some, but not all, of the tax benefits that Sara Lee may derive from our inclusion in its consolidated federal income tax return.

    Each member of an affiliated group that files a consolidated tax return for United States federal income tax purposes is severally liable for the affiliated group's federal income tax liability. Accordingly, we could be required to pay a deficiency in the group's federal income tax liability for a period during which we were a member of Sara Lee's group even if the tax sharing agreement allocates that liability to Sara Lee or another member of the group. However, the tax sharing agreement provides that Sara Lee will indemnify us if we are required to pay a deficiency in the group's federal income tax liability that is allocated to Sara Lee or another member of the group.

    Sara Lee is solely responsible for controlling and contesting any audit or other tax proceeding with respect to any consolidated, combined or unitary tax return that includes us and our subsidiaries, as well as any separate state income tax return relating to us and our subsidiaries.

    The tax sharing agreement also requires us to indemnify Sara Lee for certain taxes and similar obligations, including any taxes resulting from the failure of any exchange or distribution by Sara Lee of our common stock (and certain related transactions) to qualify as tax-free to Sara Lee as a result of actions taken, or the failure to take required actions, by us or any of our subsidiaries. Specifically, the tax sharing agreement requires us to cooperate with Sara Lee, and to take any and all actions reasonably requested by Sara Lee, in connection with Sara Lee's request, if any is made, for a private letter ruling from the Internal Revenue Service or for a legal opinion regarding the tax-free nature of an exchange or distribution of PYA/Monarch stock by Sara Lee to Sara Lee's stockholders.

MASTER TRANSITIONAL SERVICES AGREEMENT

    The master transitional services agreement governs the provision of transitional services by Sara Lee to us, on an interim basis. The agreement will terminate on the earlier of two years after the offering is completed or when Sara Lee effects an exchange or other distribution of our common stock. Sara Lee will provide support services including accounting, treasury,

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environmental, tax, legal, risk management and assessment services, investor relations, and other administrative functions.

    Under the agreement we will pay Sara Lee a fee of $1,000,000 per year, payable in monthly installments over the two year term of the agreement, plus an additional fee for certain specified services, if any. The fee will be pro rated for the actual term of the agreement if the agreement terminates in its entirety before the end of its two year term. We may terminate the agreement with respect to any service at any time upon notice to Sara Lee, however, the termination of any service will have no effect upon the fee.

INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT

    GENERAL RELEASE OF PRE-SEPARATION CLAIMS. Effective immediately prior to the completion of this offering, the indemnification and insurance matters agreement will provide that we will release Sara Lee and its affiliates, agents, successors and assigns, and Sara Lee will release us, and our affiliates, agents, successors and assigns, from any liabilities arising from events occurring on or before the separation date. This provision will not impair a party from enforcing the separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.

    INDEMNIFICATION. The indemnification and insurance matters agreement also contains provisions governing indemnification. In general, we have agreed to indemnify Sara Lee and its affiliates, agents, successors and assigns from all liabilities arising from:

    - our business, any of our liabilities or any of our contracts; and

    - any breach by us of the separation agreement or any ancillary agreement.

    Sara Lee has agreed to indemnify us and our affiliates, agents, successors and assigns from all liabilities arising from:

    - Sara Lee's business other than our business;

    - certain disposition agreements relating to businesses that are no longer part of PYA/ Monarch's business and liabilities of those businesses; and

    - any breach by Sara Lee of the separation agreement or any ancillary agreement.

    These indemnification provisions do not apply to amounts collected from insurance. The agreement also contains provisions governing notice and indemnification procedures.

    LIABILITY ARISING FROM THIS PROSPECTUS. We have agreed to indemnify Sara Lee for any liability arising from any untrue statement of a material fact or any omission of a material fact in this prospectus, other than any liability relating to statements or omissions relating exclusively to Sara Lee.

    ENVIRONMENTAL MATTERS. Sara Lee has agreed to indemnify us and our affiliates, agents, successors and assigns from (1) all liabilities arising from environmental conditions existing at facilities that are not owned by or transferred to us, or which arise out of our operations occurring at certain former facilities not owned by us and (2) certain third party site liabilities arising from pre-separation activities.

    We have agreed to indemnify Sara Lee and its affiliates, agents, successors and assigns from (1) all liabilities arising from environmental conditions caused by our operations at any facilities owned by or transferred to us,
(2) from environmental conditions at our facilities arising from an event that occurs after the offering and (3) all third party site liabilities arising from post-separation activities.

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
    INSURANCE MATTERS. The agreement also contains provisions governing our insurance coverage from the separation date until the date of any exchange or other distribution of our common stock by Sara Lee. In general, we agree to reimburse Sara Lee for premium expenses related to insurance coverage during this period. Prior to any exchange or other distribution, Sara Lee will maintain insurance policies on our behalf. Sara Lee will promptly distribute to us any insurance proceeds that Sara Lee recovers under any Sara Lee insurance policy relating to our business.

EQUIPMENT SUBLEASE AGREEMENT

    We sublease certain vehicles from Sara Lee on a month-to-month basis, which sublease is cancellable by either party. We have entered into an equipment sublease agreement with Sara Lee that contains the terms upon which we will continue to sublease tractor-trailers, straight trucks and other equipment from Sara Lee until the date Sara Lee effects an exchange or distribution of its PYA/Monarch common stock.

PROMISSORY NOTE

    Prior to the completion of our fiscal year 2000, which ends on July 1, 2000, we intend to declare and pay a dividend to Sara Lee. We intend to pay the dividend by issuing a promissory note to Sara Lee with a principal amount equal to the dividend declared. The promissory note to Sara Lee will bear interest at a rate based on LIBOR plus 30 basis points for so long as Sara Lee owns more than 80% of our outstanding stock and LIBOR plus 250 basis points thereafter. The note will mature on June 30, 2002 and may be prepaid at any time without penalty or premium. The note also requires mandatory prepayments in the event cash proceeds are realized by us from the issuance of any equity securities or by the generation of excess cash flow as defined in the note. The note includes customary covenants, which restrict our ability to incur secured debt or enter into sale leaseback transactions and which require us to maintain specified interest coverage ratios. The note also contains customary events of default, including failure to pay interest when due and the occurrence of certain events of bankruptcy. The consent of Sara Lee is also required prior to us entering into certain extraordinary transactions.

    As required by the terms of the note, we will use all of the net proceeds of the offering to repay a portion of the amount outstanding under the note. Immediately following the offering, the aggregate principal amount owed by us to
Sara Lee pursuant to the note will be approximately $      million, based upon
an assumed initial public offering price of $   .

REVOLVING CREDIT FACILITY

    Prior to the completion of this offering, we will enter into a revolving credit facility with Sara Lee which will provide borrowing and investment
capabilities under which we may borrow up to $    million from Sara Lee and
invest excess funds with them. Indebtedness under the revolving credit facility will bear interest based upon LIBOR plus 30 basis points. Investment will earn interest based LIBOR minus 20 basis points. The revolving credit facility will be available to fund general corporate purposes and terminates when Sara Lee no longer holds a majority of our outstanding common stock. We intend to replace the Sara Lee facility with a bank facility at such time as the Sara Lee facility terminates. The credit facility may be prepaid without penalty or premium. The facility will include essentially the same covenants and customary events of default as the promissory note.

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                             PRINCIPAL STOCKHOLDER

    Prior to this offering all of the outstanding shares of our common stock will be owned by Sara Lee, a publicly-held company that is listed on the New
York Stock Exchange. After this offering, Sara Lee will own about   %, or about
  % if the underwriters fully exercise their option to purchase additional shares of our outstanding common stock. Except for Sara Lee, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering. None of our executive officers or directors currently owns any shares of our common stock, but those who own shares of Sara Lee common stock will be treated on the same terms as other holders of Sara Lee stock in any exchange or other distribution of our common stock by Sara Lee. See "Management--Stock Ownership of Directors and Executive Officers" for a description of the ownership of Sara Lee stock by our directors and executive officers.

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
                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING DESCRIPTION OF THE TERMS OF OUR CAPITAL STOCK IS ONLY A SUMMARY. FOR A COMPLETE DESCRIPTION, WE REFER YOU TO THE MARYLAND GENERAL CORPORATE LAW, OUR CHARTER AND BYLAWS. WE HAVE FILED OUR CHARTER AND BYLAWS AS EXHIBITS TO THIS REGISTRATION STATEMENT.

    GENERAL

    Our charter provides that we may issue up to 100,000,000 shares of common stock, par value $.01 per share, and up to 25,000,000 shares of preferred stock, par value $.01 per share, and permits our board, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have
authority to issue. Upon completion of this offering,       shares of common
stock, or       shares of our common stock if the underwriters fully exercise their options to purchase additional shares and no shares of preferred stock will be issued and outstanding. Under Maryland law, our stockholders generally are not liable for our debts or obligations.

    COMMON STOCK

    All shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Holders of our common stock are entitled to receive dividends when authorized by our board of directors out of assets legally available for the payment of dividends. They are also entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock.

    Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

    Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all the votes entitled to be cast on the matter. Our charter provides for approval by a majority of all the votes entitled to be cast in these situations.

POWER TO RECLASSIFY SHARES OF OUR STOCK

    Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock and permits our board, without stockholder approval, to amend the charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Prior to issuance of shares of each class or series, the board is required by Maryland law and by our charter to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of

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redemption for each class or series. Thus, the board could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. No shares of our preferred stock are presently outstanding and we have no present plans to issue any preferred stock.

POWER TO ISSUE ADDITIONAL SHARES OF COMMON STOCK AND PREFERRED STOCK

    We believe that the power to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of stock that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is        .

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

    BOARD OF DIRECTORS

    Our charter and bylaws provide that the number of our directors may be established by the board of directors. Our charter provides that any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors; PROVIDED, HOWEVER, that while Sara Lee, its affiliates or certain of its transferees own a majority of our voting stock, any vacancy on our board of directors which results from the removal of a director may be filled only by the affirmative vote of a majority of our voting stock and any vacancy which results from any reason other than removal shall be filled only by the affirmative vote of a majority of the remaining directors and only with a director having the qualification of having been nominated, and whose election has been consented to, by Sara Lee or, if such vacancy remains unfilled at the time of the next meeting of the stockholders, by the affirmative vote of the holder or holders of a majority of our voting stock.

    Our board is not currently classified and, although it would otherwise be permissible under Maryland law for our board to become classified without stockholder approval, we have included a provision in our charter prohibiting the classifying of our board without the approval of a majority of the votes cast on such matter by holders of our common stock.

    REMOVAL OF DIRECTORS

    Our charter provides that a director may be removed with or without cause by the affirmative vote of a majority of the votes entitled to be cast in the election of directors.

    BUSINESS COMBINATIONS

    Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These

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business combinations include certain mergers, asset transfers or issuances or reclassifications of equity securities. An interested stockholder is defined as:

    - any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

    - an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder.

    After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

    - 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

    - two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

    The statute provides for various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has exempted any business combination involving Sara Lee or its affiliates. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between us and any of them. As a result, Sara Lee or its affiliates may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute.

    The business combination statute could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

    CONTROL SHARE ACQUISITIONS

    Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. However, this provision could be amended or eliminated in the future.

    Maryland's control share acquisition statute provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock, which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror

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is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power

    - one-tenth or more but less than one-third,

    - one-third or more but less than a majority, or

    - a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held, at which the voting rights of the shares are considered and not approved, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

    The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

    AMENDMENT TO THE CHARTER

    Our charter may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

    DISSOLUTION OF THE COMPANY

    The dissolution of the Company must be approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

    ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

    Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the board of directors, (3) by Sara Lee during the period it holds a majority of our outstanding common stock or (4) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the board of directors,
(3) by Sara Lee during the period it holds a majority of our outstanding common stock or (4) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

    LIMITATION OF LIABILITY AND INDEMNIFICATION

    Maryland law permits us to include in our charter a provision limiting the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as material to the cause of action. Our charter contains a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.

    Maryland law requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding unless it is established that:

    - the act or omission was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

    - the director or officer actually received an improper personal benefit in money, property or services; or

    - in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, we may not indemnify for an adverse judgment in a suit by or in our right or for a judgment on the basis that personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses.

    In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon our receipt of (1) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the standard of conduct was not met.

    Our charter also authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify (1) any present or former director or officer, or person who has agreed to become a director or officer, or (2) any director or officer who, at our request, serves another corporation or other enterprise as a director, officer, partner or trustee against any claim or liability arising from that status and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any person who served our predecessor in any of the capacities described above and any employee or agent of us or our predecessor.

    ANTI-TAKEOVER EFFECT OF PARTICULAR PROVISIONS OF MARYLAND LAW AND OF THE
     CHARTER AND BYLAWS

    The business combination provisions and, if the applicable provision in our bylaws is rescinded, the control share acquisition provisions of Maryland law and the advance notice provisions of our bylaws could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

    CORPORATE OPPORTUNITIES

    Under the terms of our charter, Sara Lee shall not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and neither Sara Lee nor any of its officers or directors shall be liable to us or our stockholders for breach of any duty by reason of any such activities. If Sara Lee acquires knowledge of a potential transaction or matter that may be a corporate opportunity for Sara Lee and us, Sara Lee shall have no duty to communicate or offer such corporate opportunity to us and shall not be liable to us or our stockholders for breach of any duty as our stockholder if Sara Lee pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity, or does not communicate information regarding, or offer, such corporate opportunity to us.

    If one of our directors, officers or employees who is also a director, officer or employee of Sara Lee acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both us and Sara Lee, such director, officer or employee shall be entitled to offer such corporate opportunity to us or Sara Lee as such director, officer or employee deems appropriate under the circumstances in his or her sole discretion, and no such director, officer or employee shall be liable to us or our stockholders for breach of any duty by reason of the fact that (1) such director, officer or employee offered such corporate opportunity to Sara Lee (rather than us) or did not communicate information regarding such corporate opportunity to us or
(2) Sara Lee pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us. Neither Sara Lee nor any officer or director of Sara Lee shall be liable to us or our stockholders for breach of any duty by reason of the fact that Sara Lee or an officer or director of Sara Lee takes or fails to take any action or exercises or fails to exercise any rights or gives or withholds any consent in connection with any agreement or contract between Sara Lee and us.

                        SHARES ELIGIBLE FOR FUTURE SALE

RULE 144

    All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares which be may acquired by our "affiliates," as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be our affiliates generally include individuals or entities that control, are controlled by, or are under common control with PYA/Monarch and may include our directors and officers as well as our significant stockholders.

    Sara Lee currently is planning to effect an exchange or other distribution of all or a significant portion of its shares of our common stock within 18 months of this offering. Shares of our common stock distributed to Sara Lee stockholders in the exchange or other distribution generally will be freely transferable, except for shares of common stock received by persons who may be deemed to be affiliates of PYA/Monarch. Persons who are deemed to be our affiliates will be permitted to sell the shares of common stock that are issued in this offering or that they receive in the exchange or other distribution only through registration under the Securities Act, unless an exemption from registration is available, including an exemption pursuant to Rule 144.

    The shares of our common stock held by Sara Lee before the exchange or other distribution are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act, unless an exemption from registration is available, including an exemption pursuant to Rule 144. Sara Lee, our directors and officers and we have agreed not to offer or sell any shares of our common stock, subject to exceptions, for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriters.

STOCK PLANS

    We will grant shares of restricted stock and options to purchase our common stock under our stock plans subject to restrictions. In connection with this offering, we intend to grant to our employees options to purchase approximately shares of our common stock at the initial offering price. None of these options will be exercisable for one year. We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under our stock plans. Shares issued under awards after the effective date of the registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act subject to any contractual restrictions on transfer.

REGISTRATION RIGHTS

    Under the master separation agreement with Sara Lee, we have granted Sara Lee the right to cause us to file up to three registration statements under the Securities Act covering resales of all shares of common stock held by Sara Lee and to cause the registration statements to become effective. Sara Lee may not request more than one demand registration in any calendar year. We have also granted Sara Lee the right to include its shares of our common stock in other registrations of our common stock initiated by us or on behalf of our other stockholders. We will pay the expenses of these registrations.

                                  UNDERWRITING

    PYA/Monarch and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Bear, Stearns & Co. Inc. and Salomon Smith Barney Inc. are the representatives of the underwriters.

                      Underwriter                          Number of Shares
                      -----------                         ------------------
Goldman, Sachs & Co.....................................
Bear, Stearns & Co. Inc.................................
Salomon Smith Barney Inc................................

                                                             -----------
    Total...............................................
                                                             ===========

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from PYA/Monarch to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by PYA/Monarch. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                     Paid by PYA/Monarch
                                                     -------------------
                                                 No Exercise    Full Exercise
                                                 ------------   -------------
Per Share......................................    $              $
Total..........................................    $              $

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $      per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to
selected other brokers or dealers at a discount of up to $      per share from
the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

    PYA/Monarch, Sara Lee and PYA/Monarch's directors and officers have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of PYA/Monarch's common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to PYA/Monarch with respect to any grants under existing employee benefit plans. See "Shares Eligible For Future Sale" for a discussion of transfer restrictions.

    Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among PYA/Monarch and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be PYA/Monarch's historical performance, estimates of the business potential and earnings prospects, an assessment of PYA/Monarch's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    PYA/Monarch intends to list the common stock on the New York Stock Exchange under the symbol "PYA". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    At the request of PYA/Monarch, the underwriters have reserved for sale, at
the initial public offering price, approximately   % of the shares of common
stock for its directors and select employees, including directors and officers and executive officers of Sara Lee. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

    A prospectus in electronic format may be made available on websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

    PYA/Monarch estimates that its share of the total expenses of the offering,
excluding underwriting discounts and commissions, will be approximately $      .

    PYA/Monarch has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Goldman, Sachs & Co. has from time to time performed various investment banking services for Sara Lee in the past, and it may from time to time in the future perform investment banking services for Sara Lee and PYA/Monarch, for which it has received and will receive customary fees.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP. Certain legal matters will be passed upon for the underwriters by Kirkland & Ellis, Chicago, Illinois. Kirkland & Ellis represents Sara Lee and PYA/ Monarch from time to time in connection with various legal matters.

                                    EXPERTS

    The financial statements and the schedule included in this prospectus and elsewhere in the registration statement have been audited by Arthur
Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. Some items included in the registration statement are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and our common stock, reference is made to the registration statement and the exhibits and any schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules to the registration statement, may be read and copied at the SEC's Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and inspected at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. For further information on the Public Reference Rooms, please call the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules to the registration statement.

    As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to those requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
    Report of Independent Public Accountants................  F-2

    Balance Sheets..........................................  F-3

    Statements of Income....................................  F-4

    Statements of Stockholder's Equity......................  F-5

    Statements of Cash Flows................................  F-6

    Notes to the Financial Statements.......................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PYA/Monarch, Inc.:

    After the stock split and mergers discussed in Notes 2 and 3 to PYA/Monarch, Inc.'s financial statements are effected, we expect to be in a position to render the following audit report.

                                          ARTHUR ANDERSEN LLP

Charlotte, North Carolina,
June 21, 2000.

    Report of Independent Public Accountants

    To PYA/Monarch, Inc.:

    We have audited the accompanying balance sheets of PYA/Monarch, Inc. (a Maryland corporation) as of July 3, 1999 and June 27, 1998, and the related statements of income, stockholder's equity and cash flows for the three years ended July 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PYA/Monarch, Inc. as of July 3, 1999 and June 27, 1998, and the results of its operations and its cash flows for the three years ended July 3, 1999 in conformity with accounting principles generally accepted in the United States.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule identified in
    Item 16(B) of the registration statement is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

    Charlotte, North Carolina,
                , 2000.

                               PYA/MONARCH, INC.

                                 BALANCE SHEETS

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                       PRO FORMA
                                                JUNE 27,     JULY 3,     APRIL 1,      APRIL 1,
                                                  1998        1999         2000          2000
                                                ---------   ---------   -----------   -----------
                                                                        (UNAUDITED)   (UNAUDITED)
ASSETS
Cash and cash equivalents.....................  $  41,257   $  31,760    $  19,985     $
Note receivable from Sara Lee.................    144,666     169,131      165,445
Inventories, net..............................    101,194     105,195      110,876
Deferred income taxes.........................      5,574       6,286        2,545
Other receivables.............................     23,470      26,635       27,614
Prepaid expenses..............................      2,446       2,299        3,289
                                                ---------   ---------    ---------     ---------
Total current assets..........................    318,607     341,306      329,754
                                                ---------   ---------    ---------     ---------
Property
  Land........................................      8,317       8,033       11,205
  Buildings and improvements..................    155,398     140,526      143,162
  Machinery and equipment.....................     76,589      80,408       83,076
  Construction in progress....................      1,531       1,711       15,621
                                                ---------   ---------    ---------     ---------
                                                  241,835     230,678      253,064
  Accumulated depreciation....................     96,858      86,604       97,264
                                                ---------   ---------    ---------     ---------
Net property..................................    144,977     144,074      155,800
                                                ---------   ---------    ---------     ---------
Goodwill, net.................................    130,941     125,875      127,576
Other non-current assets......................      2,286       1,974        1,913
                                                ---------   ---------    ---------     ---------
Total assets..................................  $ 596,811   $ 613,229    $ 615,043     $
                                                =========   =========    =========     =========
LIABILITIES AND STOCKHOLDER'S EQUITY
Book overdrafts...............................  $  57,589   $  83,326    $  53,329     $
Accounts payable..............................    157,253     145,616      177,867
Accrued payroll and employee benefits.........      9,634       8,471       12,206
Accrued expenses other........................     21,551      16,516       18,282
Accrued income taxes payable..................      5,130       5,351        5,799
                                                ---------   ---------    ---------     ---------
Total current liabilities.....................    251,157     259,280      267,483
                                                ---------   ---------    ---------     ---------
Deferred income taxes.........................      1,349       4,733        2,424
Other non-current liabilities.................      1,709       4,673        6,155
Payable to Sara Lee...........................    187,258     152,196      103,637
Stockholder's equity
  Preferred stock: (authorized 25,000,000
    shares; $.01 par value); None issued......         --          --           --
  Common stock: (authorized 100,000,000
    shares; $.01 par value); Issued--1,000
    shares....................................         --          --           --
  Paid-in capital surplus.....................     20,769      20,769       37,129
  Retained earnings...........................    135,347     173,259      199,896
  Accumulated other comprehensive loss........       (778)     (1,681)      (1,681)
                                                ---------   ---------    ---------     ---------
Total stockholder's equity....................    155,338     192,347      235,344
                                                ---------   ---------    ---------     ---------
Total liabilities and stockholder's equity....  $ 596,811   $ 613,229    $ 615,043     $
                                                =========   =========    =========     =========

THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE
                                BALANCE SHEETS.

                               PYA/MONARCH, INC.

                              STATEMENTS OF INCOME

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                     YEARS ENDED                             39 WEEKS ENDED
                                    ----------------------------------------------   -------------------------------
                                       JUNE 28,         JUNE 27,        JULY 3,         MARCH 27,        APRIL 1,
                                         1997             1998            1999            1999             2000
                                    --------------   --------------   ------------   ---------------   -------------
                                                                                       (UNAUDITED)      (UNAUDITED)
Net sales.........................    $2,372,694       $2,584,878      $2,742,110      $1,981,538       $2,113,021

Cost of sales.....................     2,024,154        2,202,020       2,331,734       1,688,178        1,785,899
                                      ----------       ----------      ----------      ----------       ----------

Gross profit......................       348,540          382,858         410,376         293,360          327,122
Selling, general and
  administrative expenses.........       269,107          293,819         316,658         231,413          259,484
Loss on sale to Sara Lee of trade
  receivables, net of
  collection fees.................        14,710           41,535          44,287          31,907           34,367
Impairment of long-lived assets...            --            1,336              --              --            1,100
                                      ----------       ----------      ----------      ----------       ----------
Operating income..................        64,723           46,168          49,431          30,040           32,171
Interest income, net..............        (4,663)         (12,116)        (14,684)        (10,570)         (13,293)
                                      ----------       ----------      ----------      ----------       ----------
Income before income taxes........        69,386           58,284          64,115          40,610           45,464
Income taxes......................        28,342           24,022          26,203          16,609           18,827
                                      ----------       ----------      ----------      ----------       ----------
Net income........................    $   41,044       $   34,262      $   37,912      $   24,001       $   26,637
                                      ==========       ==========      ==========      ==========       ==========
Net income per share--basic and
  diluted.........................    $                $               $               $                $
                                      ==========       ==========      ==========      ==========       ==========
Shares used in computing net
  income per share--basic and
  diluted.........................
                                      ==========       ==========      ==========      ==========       ==========

THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE
                                  STATEMENTS.

                               PYA/MONARCH, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                             (AMOUNTS IN THOUSANDS)

                                                                                    ACCUMU-
                                                                                     LATED
                                                                                     OTHER     COMPRE-
                                                             PAID-IN                COMPRE-    HENSIVE
                                                   COMMON    CAPITAL    RETAINED    HENSIVE     INCOME
                                        TOTAL      STOCK     SURPLUS    EARNINGS      LOSS      (LOSS)
                                      ---------   --------   --------   ---------   --------   --------
BALANCES AT JUNE 29, 1996...........  $ 65,499      $--      $ 5,458    $ 60,041    $    --
  Net income........................    41,044       --           --      41,044         --    $41,044
                                                                                               -------
  Comprehensive income..............                                                           $41,044
                                                                                               =======
  Capital contribution..............     5,181       --        5,181          --         --
                                      --------      ---      -------    --------    -------
BALANCES AT JUNE 28, 1997...........   111,724       --       10,639     101,085         --
  Net income........................    34,262       --           --      34,262         --    $34,262
  Minimum pension liability, net of
    tax of $540.....................      (778)      --           --          --       (778)      (778)
                                                                                               -------
  Comprehensive income..............                                                           $33,484
                                                                                               =======
  Capital contribution..............    10,130       --       10,130          --         --
                                      --------      ---      -------    --------    -------
BALANCES AT JUNE 27, 1998...........   155,338       --       20,769     135,347       (778)
  Net income........................    37,912       --           --      37,912         --    $37,912
  Minimum pension liability, net of
    tax of $627.....................      (903)      --           --          --       (903)      (903)
                                                                                               -------
  Comprehensive income..............                                                           $37,009
                                                                                               =======
                                      --------      ---      -------    --------    -------
BALANCES AT JULY 3, 1999............   192,347       --       20,769     173,259     (1,681)
  Net income (1)....................    26,637       --           --      26,637         --    $26,637
                                                                                               -------
  Comprehensive income (1)..........                                                           $26,637
                                                                                               =======
  Capital contribution (1)..........    16,360       --       16,360          --         --
                                      --------      ---      -------    --------    -------
BALANCES AT APRIL 1, 2000(1)........  $235,344      $--      $37,129    $199,896    $(1,681)
                                      ========      ===      =======    ========    =======

--------------------------

(1) Unaudited

THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE
                                  STATEMENTS.

                               PYA/MONARCH, INC.

                            STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                           YEARS ENDED                  39 WEEKS ENDED
                                                 -------------------------------   -------------------------
                                                 JUNE 28,    JUNE 27,   JULY 3,     MARCH 27,     APRIL 1,
                                                   1997        1998       1999        1999          2000
                                                 ---------   --------   --------   -----------   -----------
                                                                                   (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES
Net income.....................................  $  41,044   $ 34,262   $ 37,912    $ 24,001      $ 26,637
Adjustments for noncash charges included in net
  income:
  Depreciation.................................     13,764     17,462     16,034      12,026        11,350
  Amortization of goodwill.....................      4,044      4,606      5,066       3,721         3,913
  Deferred income tax provision................        910      2,692      3,299       2,377          (216)
  Increase (decrease) in other.................         53     (3,522)     2,161         950         1,443
  Impairment of long-lived assets..............         --      1,336         --          --         1,100
  Loss (gain) on sale of property..............         41        778        100          75           (34)
  Changes in current assets and liabilities,
    net of businesses acquired
    (Increase) decrease in note receivable from
      Sara Lee.................................    (12,575)   (30,180)   (24,465)     12,232         3,686
    Increase in inventories....................     (5,021)    (7,179)    (4,001)     (4,236)       (2,813)
    (Increase) decrease in other current
      assets...................................     (5,349)       491     (3,018)     (3,331)        2,604
    Increase (decrease) in accounts payable....      1,004      6,716    (11,637)     (8,305)       28,678
    Increase (decrease) in accrued
      liabilities..............................      4,818     (9,659)    (5,977)     (8,795)        7,316
                                                 ---------   --------   --------    --------      --------
Net cash provided by operating activities......     42,733     17,803     15,474      30,715        83,664
                                                 ---------   --------   --------    --------      --------

INVESTMENT ACTIVITIES
Purchases of property and equipment............    (37,001)   (38,424)   (18,592)    (12,708)      (19,170)
Acquisitions of businesses; net of cash
  acquired.....................................     (5,200)        --         --          --            --
Proceeds from sale of property.................         36     11,202      2,946         360            65
                                                 ---------   --------   --------    --------      --------
Net cash used in investment activities.........    (42,165)   (27,222)   (15,646)    (12,348)      (19,105)
                                                 ---------   --------   --------    --------      --------

FINANCING ACTIVITIES
Additional capital contribution................      5,181         --         --          --         2,222
Repayment of long-term debt to third party.....     (2,070)    (4,427)        --          --            --
Decrease in payable to Sara Lee................    (13,324)   (10,001)   (35,062)    (40,488)      (48,559)
Increase (decrease) in book overdrafts, net....     19,567     23,412     25,737       5,233       (29,997)
                                                 ---------   --------   --------    --------      --------
Net cash provided by (used in) financing
  activities...................................      9,354      8,984     (9,325)    (35,255)      (76,334)
                                                 ---------   --------   --------    --------      --------
Increase (decrease) in cash and equivalents....      9,922       (435)    (9,497)    (16,888)      (11,775)
Cash and equivalents at beginning of year......     31,770     41,692     41,257      41,257        31,760
                                                 ---------   --------   --------    --------      --------
Cash and equivalents at end of year............  $  41,692   $ 41,257   $ 31,760    $ 24,369      $ 19,985
                                                 =========   ========   ========    ========      ========

               THE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS
                   ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               PYA/MONARCH, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

1.) BACKGROUND AND BASIS OF PRESENTATION

    On May 30, 2000, Sara Lee Corporation ("Sara Lee") announced its plan to initiate a public offering of PYA/Monarch, Inc. ("PYA/Monarch"), its foodservice distribution business. After completion of PYA/Monarch's initial public offering, Sara Lee will own at least 80.1% of PYA/ Monarch's outstanding common stock.

    PYA/Monarch distributes dry, refrigerated and frozen foods, paper supplies and foodservice equipment to restaurants, hotels, hospitals and other foodservice businesses in the Southeastern and Mid-Atlantic regions of the United States. PYA/Monarch's customer base is comprised of street accounts and multi-unit accounts. Street accounts consist of independent restaurants, hotels and other foodservice businesses, while the majority of multi-unit accounts consist of franchises or corporate-owned units of national or regional family dining and other restaurant concepts. PYA/ Monarch operates as one business with 15 distribution centers in a contiguous geographic region, and most of its individual distribution centers service both street accounts and multi-unit accounts. Although PYA/Monarch makes pricing decisions on a customer by customer basis, it does not report or separately track profitability by type of customer. No one customer constitutes more than 10% of PYA/Monarch's total sales.

    As a result of PYA/Monarch's relationship with Sara Lee, the accompanying balance sheets, results of operations, and cash flows are not necessarily indicative of what actually would have occurred had PYA/Monarch been a stand-alone entity. In addition, these financial statements are not necessarily indicative of future financial position, results of operations or cash flows.

    The statements of income of PYA/Monarch include direct expenses and certain expenses incurred by Sara Lee on PYA/Monarch's behalf. With limited exceptions, PYA/Monarch operates as an autonomous entity. All expenses associated with legal, risk management, and employee benefit plan management incurred by Sara Lee on PYA/Monarch's behalf are charged to PYA/Monarch. Sara Lee provides certain corporate, general and administrative services which are allocated to PYA/Monarch. The expense allocations have been determined on the basis that Sara Lee and PYA/ Monarch considered to be reasonable reflections of the utilization of services provided by Sara Lee.

    All significant intracompany transactions and balances within PYA/Monarch are eliminated in these statements.

2.) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FISCAL YEAR--PYA/Monarch's fiscal year ends on the Saturday closest to June
30. Fiscal 1997 and fiscal 1998 were 52 week years while fiscal 1999 was a 53 week year.

    INTERIM FINANCIAL INFORMATION--The financial information as of April 1, 2000 and for the 39 weeks ended March 27, 1999 and April 1, 2000 is unaudited and includes all normal and recurring adjustments that management considered necessary for a fair presentation of its financial

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

2.) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) position, operating results and cash flows. Results for the 39 weeks ended
March 27, 1999 and April 1, 2000 are not necessarily indicative of results to be expected for the full year or for any future period.

    CASH AND CASH EQUIVALENTS--Cash consists of cash balances and short-term investments with a maturity of less than 90 days. Book overdrafts consist of checks which have been issued by PYA/ Monarch but not yet presented to the bank for payment.

    REVENUE AND RECEIVABLES--Revenue is recognized when product is shipped to customers. Since February 1997, PYA/Monarch has sold to Sara Lee without recourse 100% of its third-party trade accounts receivable. As a result, PYA/Monarch requires no allowance for uncollectible accounts on its trade receivables. Allowances and credits from suppliers for buying and merchandising activities are recorded as earned.

    INVENTORIES--Inventories, which consist of dry, refrigerated and frozen foods, paper supplies and foodservice equipment, are valued at the lower of last-in, first-out ("LIFO") cost or market. Inventories recorded at LIFO cost are lower than if they had been valued on a first-in, first-out ("FIFO") cost basis by $5,012 at June 27, 1998, $7,293 at July 3, 1999 and $7,704 at April 1,
2000 (unaudited).

    PROPERTY AND DEPRECIATION--Property is carried at cost, and depreciation is computed on a straight line basis over the estimated useful lives of the property. The useful lives range from 10 to 40 years for buildings and improvements and from 5 to 15 years for machinery and equipment. Additions and improvements that substantially extend the useful life of a particular asset and interest costs incurred during the construction period of major properties are capitalized. Repair and maintenance costs are charged to expense when incurred. Depreciation expense is included in selling, general and administrative expenses in the accompanying statements of income. Upon sale or other disposition of an asset, the cost and related accumulated depreciation are removed from the accounts.

    GOODWILL--The excess of cost over fair market value of the net assets of acquired businesses is amortized on a straight-line basis over the periods of expected benefit, which range from 10 years to 40 years. Accumulated amortization of goodwill amounted to $28,804 at June 27, 1998, $33,870 at July 3, 1999 and $37,783 at April 1, 2000 (unaudited).

    LONG-LIVED ASSETS--Long-lived assets primarily include property, identifiable intangible assets and goodwill. Long-lived assets being retained for use by PYA/Monarch are periodically reviewed for impairment by comparing the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss would be recognized during the period. The impairment loss is calculated as the difference between asset carrying values and the present value of estimated net cash flows or comparable market values, giving consideration to recent operating performance.

    Long-lived assets which are to be disposed of are reported at the lower of carrying value or fair value less cost to sell. Reductions in carrying value are recognized in the period in which management commits to a plan to dispose of the assets.

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

2.) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    STOCK BASED COMPENSATION--Employee stock options are accounted for under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). APB No. 25 requires the use of the intrinsic value method, which measures compensation costs as the excess, if any, of the quoted market price of the stock at grant over the amount an employee must pay to acquire the stock. PYA/Monarch makes pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation".

    INCOME TAXES--PYA/Monarch has been included in Sara Lee's consolidated income tax returns, but records its income tax provision on a separate entity basis for financial reporting purposes. Deferred income tax assets and liabilities are recognized for the estimated future income tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred taxes are calculated based on provisions of enacted tax law. As long as Sara Lee continues to own more than 80.0% of PYA/Monarch's common stock, PYA/Monarch will continue to be included in Sara Lee's consolidated return.

    COMPREHENSIVE INCOME--During 1998, PYA/Monarch adopted SFAS No. 130, "Reporting Comprehensive Income", which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, in a financial statement for the period in which they are recognized. PYA/Monarch has chosen to disclose comprehensive income, which encompasses net income and net minimum pension liability adjustments during the period, in the accompanying statements of stockholder's equity.

    EARNINGS PER SHARE--In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share, respectively. Basic earnings per share is similar to the previously reported primary earnings per share. Earnings per share amounts for all periods presented have been calculated in accordance with the requirements of SFAS No. 128. Net income per share--basic is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the respective period. Net income per share--diluted reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised or converted into common stock.

    On         , 2000 PYA/Monarch effected a          for 1 stock split in the
form of a stock dividend. All share and per share amounts have been adjusted to reflect this stock dividend.

3.) RELATIONSHIP WITH SARA LEE

    SALE OF TRADE RECEIVABLES TO SARA LEE--Since February 1997, PYA/Monarch has sold to Sara Lee without recourse 100% of its third-party trade receivables as they were generated, and subsequently collected them from the trade customers on behalf of Sara Lee. The receivables were sold at estimated fair value, reflecting a 2.0% discount in fiscal 1997 and a 1.75% discount in fiscal 1998 and fiscal 1999. PYA/Monarch's loss on the receivables sold amounted to $16,252 in fiscal 1997, $45,235 in fiscal 1998 and $47,987 in fiscal 1999. Collection fees earned by PYA/Monarch of

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

3.) RELATIONSHIP WITH SARA LEE (CONTINUED)
$1,542 in fiscal 1997 and $3,700 in both fiscal 1998 and fiscal 1999 were reported as an offset to the loss in the accompanying statements of income. Sara Lee owned PYA/Monarch trade receivables of $132,664 at June 27, 1998, $141,131 at July 3, 1999 and $156,309 at April 1, 2000 (unaudited).

    In conjunction with PYA/Monarch's planned initial public offering, this arrangement is being terminated and PYA/Monarch is to purchase from Sara Lee the outstanding trade receivables for fair market value.

    NOTE RECEIVABLE FROM SARA LEE--In exchange for selling Sara Lee its trade receivables, PYA/ Monarch has received a note receivable from Sara Lee. Under the terms of the note, the note balance increases by the amount of sold trade receivables net of the loss on the sale, and decreases upon collection of the receivables. PYA/Monarch earns interest on the note at an annual rate of 10.0%, which amounted to $4,701 in fiscal 1997, $12,121 in fiscal 1998 and $14,717 in fiscal 1999, and is included in the note balance. The note receivable will be repaid by a combination of cash and the repurchase of the outstanding PYA/Monarch trade receivables at fair market value from Sara Lee.

    PURCHASES FROM SARA LEE AFFILIATES--PYA/Monarch purchases inventory from affiliates of Sara Lee. The amounts purchased in each fiscal year were as follows:

                                                1997        1998        1999
                                              ---------   ---------   ---------
Purchases from Sara Lee Affiliates..........  $120,193    $125,175    $132,478

    Purchases from affiliates are made at prices that approximate the prices for purchases from non-affiliated companies. Amounts owed by PYA/Monarch to Sara Lee affiliates of $7,874 at June 27, 1998, $6,581 at July 3, 1999 and $7,975 at
April 1, 2000 (unaudited) are included in accounts payable in the accompanying balance sheets. Amounts owed by Sara Lee affiliates to PYA/Monarch of $732 at June 27, 1998, $899 at July 3, 1999, and $1,218 at April 1, 2000 (unaudited) are included in other receivables in the accompanying balance sheets.

    PAYABLE TO SARA LEE--PYA/Monarch participates in a centralized cash management program administered by Sara Lee. Cash collected from operations is remitted to Sara Lee, and cash advances are made by Sara Lee as needed to cover PYA/Monarch's operating expenses and capital requirements. Cash remitted to Sara Lee decreases the advances from Sara Lee; conversely, expenses paid by Sara Lee increase the advances from Sara Lee. These amounts, which do not bear interest, are included in "Payable To Sara Lee" in the accompanying balance sheets.

    PYA/Monarch's costs and expenses include allocations from Sara Lee for certain centralized treasury, real estate, accounting, auditing, tax, risk management, human resources, and benefits administration. These allocations have been determined on bases that PYA/Monarch and Sara Lee considered to be reasonable reflections of the utilization of services provided to or the benefit received by PYA/Monarch. These allocation methods include relevant operating profit, fixed assets, sales, tax benefits, or headcount. Allocated costs included in selling, general and administrative expenses in the accompanying statements of income for the fiscal years 1997, 1998, and 1999 and

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

3.) RELATIONSHIP WITH SARA LEE (CONTINUED) the 39 weeks ended March 27, 1999 (unaudited) and April 1, 2000 (unaudited) are $571, $781, $920, $597 and $667, respectively.

    Certain corporate costs are paid by Sara Lee and charged to PYA/Monarch. These items are recorded by PYA/Monarch as expenses in "Payable to Sara Lee." These costs generally include business insurance, medical insurance, employee benefit plan amounts, and income, employment and other tax amounts. These amounts are charged to PYA/Monarch based on actual PYA/Monarch experience or specific identification of expense amounts.

    For the periods presented, intercompany transactions and balances between PYA/Monarch and Sara Lee consisted of the following:

                                                                       39 WEEKS
                                             YEARS ENDED                 ENDED
                                  ---------------------------------   -----------
                                  JUNE 28,    JUNE 27,     JULY 3,     APRIL 1,
                                    1997        1998        1999         2000
                                  ---------   ---------   ---------   -----------
                                                                      (UNAUDITED)
Payable balance at beginning of
  period........................  $210,583    $197,259    $187,258      $152,196
Net cash transfers to Sara
  Lee...........................   (73,297)    (68,041)    (97,301)      (97,177)
Allocation of corporate costs...    55,126      48,327      54,562        40,592
Acquisition.....................     7,177          --          --            --
Other...........................    (2,330)      9,713       7,677         8,026
                                  --------    --------    --------      --------
Payable balance at end of
  period........................  $197,259    $187,258    $152,196      $103,637
                                  ========    ========    ========      ========
Average outstanding balance.....  $203,921    $192,259    $169,727      $127,917
                                  ========    ========    ========      ========

    Prior to completing the initial public offering, PYA/Monarch will enter into a revolving credit facility with Sara Lee under which PYA/Monarch may borrow funds from and invest excess funds with Sara Lee. Borrowings from Sara Lee under this arrangement will accrue interest at U.S. dollar LIBOR plus 0.3%. Any receivable balance under this arrangement will accrue interest at U.S. dollar LIBOR less 0.2%. Once Sara Lee's ownership of PYA/Monarch common stock falls below 80.0%, this facility will terminate and become due and payable. This credit facility will include certain restrictions against additional secured debt and sale and leaseback transactions and will require defined levels of interest coverage.

    ACQUISITIONS AND MERGERS--During fiscal 1997 and fiscal 1998, PYA/Monarch acquired two privately held food distributors for $5,200 in cash in fiscal 1997 and $10,130 in Sara Lee stock in fiscal 1998. These acquisitions were accounted for as purchases and, accordingly, the assets and liabilities of the acquired entities have been recorded at their estimated fair market values at the dates of acquisition. The excess of purchase price over the estimated fair market value of the net assets acquired, in the amount of $6,771 in fiscal 1997 and $8,071 in fiscal 1998, has been recorded as goodwill and is amortized over the estimated useful life of 15 years. The pro forma results for fiscal 1997 and fiscal 1998, assuming these acquisitions had been made at the beginning of the fiscal year, would not be materially different from reported results.

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

3.) RELATIONSHIP WITH SARA LEE (CONTINUED)
    In August 1999, PYA/Monarch acquired a privately held food distributor for $3,000 in cash and $12,000 in Sara Lee stock. The acquisition is being accounted for as a purchase and, based upon the preliminary purchase price allocation, PYA/Monarch recognized $5,614 of goodwill which is amortized over the estimated useful life of 15 years. All noncash activity has been excluded from the accompanying statements of cash flows.

    Two of the acquired companies, Kesterson Food Companies, Inc. ("Kesterson") and D. Canale Food Services, Inc. ("D. Canale"), were acquired by Sara Lee. On
        , 2000, Kesterson and D. Canale were merged with and into PYA/Monarch. This reorganization of entities controlled by Sara Lee has been reported in a manner similar to a pooling of interests. Accordingly, the financial statements present the results of operations, cash flows and financial position of PYA/Monarch as if Kesterson and D. Canale had been merged into PYA/Monarch as of their respective dates of acquisition.

    EQUIPMENT SUBLEASE ARRANGEMENT--PYA/Monarch subleases certain vehicles and equipment from Sara Lee under a month-to-month rental agreement. The sublease is cancelable by either party at any time. Sara Lee charges PYA/Monarch for the costs it incurs under this arrangement. PYA/Monarch is not a party to Sara Lee's leasing agreement with a third party lessor and has no obligations beyond the monthly rental payments.

    AGREEMENTS BETWEEN SARA LEE AND PYA/MONARCH

    Prior to completion of this offering, PYA/Monarch and Sara Lee intend to enter into various agreements to govern their on-going relationship. A brief description of each of the agreements that PYA/Monarch and Sara Lee intend to enter into are as follows:

       MASTER SEPARATION AGREEMENT

    The Master Separation Agreement will contain the key provisions relating to PYA/Monarch's separation from Sara Lee, the initial public offering of PYA/Monarch and Sara Lee's plans to complete the divestiture of PYA/Monarch. The agreement will list the documents and other items that must be delivered in order to accomplish the transfer of assets and liabilities from Sara Lee to PYA/Monarch. The agreement also will contain certain covenants and conditions of the parties, including covenants to engage in certain auditing practices, not take any action that would jeopardize Sara Lee's ownership of over 80.0% of PYA/Monarch's outstanding capital stock, maintain confidentiality of certain information, engage in certain environmental and safety practices and resolve disputes in a particular manner.

       INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT

    Effective immediately prior to the completion of this offering, PYA/Monarch and Sara Lee will each release the other from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation and the initial public offering. The agreement also will contain provisions governing indemnification. In general, PYA/Monarch will indemnify Sara Lee against liabilities arising from PYA/Monarch's business and Sara Lee will indemnify PYA/Monarch against liabilities arising from Sara Lee's

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

3.) RELATIONSHIP WITH SARA LEE (CONTINUED) business, excluding PYA/Monarch. PYA/Monarch will be covered under Sara Lee's insurance policies after the initial public offering until such time that Sara Lee disposes of its shares of PYA/ Monarch.

       MASTER TRANSITIONAL SERVICES AGREEMENT

    The Master Transitional Services Agreement will govern the specific services that will be provided by Sara Lee to PYA/Monarch. These services will include assistance with various treasury, environmental, legal, real estate, accounting, auditing, tax, risk management, investor relations, human resources and benefits processing and management functions. The services will be provided for a two-year period for a fee of $1.0 million per year; however, this agreement automatically terminates on the date Sara Lee disposes of its shares of PYA/Monarch.

       TAX SHARING AGREEMENT

    The Tax Sharing Agreement will govern how PYA/Monarch and Sara Lee will report and account for tax related matters. While Sara Lee owns over 80.0% of PYA/Monarch's common stock, PYA/Monarch will continue to be included in the consolidated Sara Lee tax returns. Sara Lee will prepare and file all income tax reporting on behalf of PYA/Monarch. Sara Lee will have the exclusive right to determine the manner in which all tax returns will be prepared, methods of accounting, tax positions and any elections that are made. PYA/Monarch will reimburse Sara Lee for the incremental tax costs of PYA/Monarch's inclusion in the consolidated tax return with Sara Lee. The fee that will be payable to Sara Lee under the Master Transitional Services Agreement includes the estimated costs to Sara Lee of providing these services.

       EMPLOYEE MATTERS AGREEMENT

    The Employee Matters Agreement will allocate to PYA/Monarch certain employee-related assets, liabilities and responsibilities relating to PYA/Monarch employees. Under the agreement, PYA/Monarch employees will be entitled to continue to participate in Sara Lee sponsored benefit plans, such as the pension and retirement plan, health benefit program and group insurance plan, on terms comparable to those for Sara Lee employees, until the earlier of the time Sara Lee ceases to own a majority of PYA's common stock or until PYA/Monarch establishes benefit plans for its employees.

4.) STOCK-BASED COMPENSATION

SARA LEE STOCK-BASED PLANS

    PYA/Monarch employees participate in stock-based compensation plans of Sara Lee. Sara Lee maintains various stock option, employee stock purchase and stock award plans.

    STOCK OPTIONS. The exercise price of each stock option equals 100% of the market price of Sara Lee's stock on the date of grant and generally has a maximum term of 10 years. Options generally vest ratably over three years. During 1998, Sara Lee instituted a broad-based stock option

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

4.) STOCK-BASED COMPENSATION (CONTINUED) incentive program under which Sara Lee granted options to substantially all full-time PYA/Monarch employees to purchase a total of approximately 778 shares of Sara Lee's common stock.

    Under certain stock option plans, an active employee may receive a replacement Sara Lee stock option equal to the number of shares surrendered upon a stock-for-stock exercise. The exercise price of the replacement option is 100% of the market value at the date of exercise of the original option and will remain exercisable for the remaining term of the original option. Replacement stock options generally vest six months from the grant date.

    A summary of options held by PYA/Monarch employees under the Sara Lee option plans follows:

                                        NUMBER OF                    WEIGHTED
                                         SARA LEE                     AVERAGE
                                         OPTIONS      EXERCISABLE    EXERCISE
                                       OUTSTANDING       SHARES        PRICE
                                       ------------   ------------   ---------
Outstanding at June 29, 1996.........       743            353        $10.47
  Granted............................       389
  Exercised..........................      (126)
  Canceled/Expired...................       (22)
                                          -----

Outstanding at June 28, 1997.........       984            443         12.60
  Granted............................     1,788
  Exercised..........................      (295)
  Canceled/Expired...................      (164)
  Transfers..........................       (32)
                                          -----

Outstanding at June 27, 1998.........     2,281            459         14.65
  Granted............................       635
  Exercised..........................      (361)
  Canceled/Expired...................      (163)
                                          -----

Outstanding at July 3, 1999..........     2,392            904         20.02
  Granted(1).........................       575
  Exercised(1).......................      (161)
  Canceled/Expired(1)................       (43)
                                          -----

Outstanding at April 1, 2000(1)......     2,763          1,542         21.20
                                          =====

------------------------

       (1) Unaudited

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

4.) STOCK-BASED COMPENSATION (CONTINUED)

    The fair value of each PYA/Monarch option grant under the Sara Lee plans is estimated on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

                                                1997        1998        1999
                                              ---------   ---------   ---------
Expected lives..............................  2.8 years   4.0 years   3.3 years
Risk-free interest rate.....................        6.0%        5.9%        5.2%
Expected volatility.........................       22.6%       22.7%       24.7%
Dividend yield..............................        2.2%        1.7%        1.9%

    The weighted average fair value of individual options granted during fiscal years 1997, 1998 and 1999 was $2.77, $4.31 and $4.70, respectively.

    EMPLOYEE STOCK PURCHASE PLAN (ESPP). Sara Lee maintains an ESPP that permits full-time PYA/Monarch employees to purchase a limited number of Sara Lee common shares at 85% of market value. Under the plan, Sara Lee sold 256, 232 and 256 shares to PYA/Monarch employees in fiscal 1997, fiscal 1998 and fiscal 1999, respectively. Pro forma compensation expense is calculated for the fair value of the employees' purchase rights using the Black-Scholes model. Assumptions include an expected life of 1/4 of a year and weighted average risk-free interest rates of 5.1%, 5.2% and 4.6% in fiscal 1997, fiscal 1998 and fiscal 1999, respectively. Other underlying assumptions are consistent with those used for the Sara Lee stock option plans described above.

    Under APB No. 25, no compensation cost is recognized for stock options and replacement stock options under the various Sara Lee stock-based compensation plans and shares purchased under the ESPP. Had compensation cost for the grants for stock-based compensation been determined consistent with SFAS No. 123, PYA/Monarch's pro forma net income and per share net income for fiscal years 1997, 1998 and 1999 would have been as follows:

                                                   1997       1998       1999
                                                 --------   --------   --------
Net income.....................................  $39,993    $31,268    $34,508
Net income per share--basic and diluted........  $          $          $

    The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1996, and additional awards in future years are anticipated.

    STOCK UNIT AWARDS. Stock unit awards of Sara Lee stock are restricted and subject to forfeiture until service restrictions, and in some cases, Sara Lee financial performance restrictions, are met. Performance goals typically extend over three years. All restricted stock awards entitle the participant to dividends that are escrowed until the participant receives the shares. The value of stock awards is accrued over the performance goal period.

PYA/MONARCH'S STOCK-BASED PLANS

    STOCK OPTIONS. Concurrent with the initial public offering, PYA/Monarch intends to establish a stock option plan for PYA/Monarch employees. PYA/Monarch employees can continue to participate

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

4.) STOCK-BASED COMPENSATION (CONTINUED) in the Sara Lee plan while Sara Lee maintains an ownership interest in PYA/Monarch. No future stock option grants will be made under the Sara Lee plan to PYA/Monarch employees; instead, future grants to PYA/Monarch employees will be made under the PYA/Monarch plan. Certain PYA/Monarch executive employees who are Sara Lee option holders will receive the right to convert their Sara Lee options into PYA/Monarch options at the IPO date using a conversion ratio of PYA/Monarch's stock price to Sara Lee's stock price with a conversion ratio floor of 1.00. Any Sara Lee option converted into a PYA/Monarch option may not be exercised for one year following conversion, subject to the original vesting requirements. At April 1, 2000, there were 2,282 stock options outstanding and held by executive employees of PYA/Monarch, of which 1,259 were exercisable at a weighted average exercise price of $21.35. Sara Lee options which are converted to PYA/Monarch options will result in an expense being recorded over the remaining vesting period of the option equal to the intrinsic value (if any) on the date of conversion.

    ESPP. PYA/Monarch will continue to participate in the Sara Lee ESPP until either Sara Lee completes an exchange or other distribution of its PYA/Monarch stock or PYA/Monarch establishes a separate ESPP.

    STOCK UNITS AWARDS. Certain PYA/Monarch employees who hold approximately
49 Sara Lee restricted stock units will be given the election to convert these stock units into PYA/Monarch restricted stock units, maintaining the same market value relationship on the date of conversion.

5.) RENTAL EXPENSE

    PYA/Monarch subleases certain vehicles from Sara Lee under a month-to-month rental agreement cancellable by either party. PYA/Monarch is not a party to Sara Lee's leasing agreement with a third-party lessor and has no obligations beyond the monthly rental payments to Sara Lee. Rental expense under this arrangement was $7,042 in fiscal 1997, $5,889 in fiscal 1998 and $8,868 in fiscal 1999. In 1998, PYA/Monarch sold certain vehicles to the third-party lessor. Proceeds of about $11.0 million, which approximates the net book value of the assets, were received by PYA/ Monarch upon the sale of these assets.

    Rental expense under third party operating leases amounted to approximately $6,359 in 1999, $5,430 in 1998, and $4,785 in 1997. Future minimum annual fixed rentals required during the years ending in 2000 through 2004 under noncancelable operating leases having an original term of more than one year are $6,264, $6,336, $5,949, $5,274, and $4,119, respectively. The aggregate obligation subsequent to 2004 is $2,266. Sara Lee guarantees certain of these third-party lease obligations.

6.) COMMITMENTS AND CONTINGENCIES

    From time to time, PYA/Monarch is involved in litigation and proceedings arising in the ordinary course of business. There are no pending material legal proceedings to which PYA/Monarch is a party or to which its property is subject. PYA/Monarch is subject to federal, state, and local laws and regulations concerning the environment. When it is possible to reasonably estimate PYA/Monarch's liability with respect to such matters, provisions are made in accordance with generally accepted accounting principles.

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

7.) IMPAIRMENT COSTS

    In fiscal 1998, the management of PYA/Monarch and Sara Lee committed to a plan involving the closure of its distribution center in Nashville, Tennessee. As a result of this decision an impairment loss of $311 was recognized in fiscal 1998 to reduce the carrying amount to the estimated fair market value.

    In fiscal 1998, the management of PYA/Monarch and Sara Lee also committed to a plan involving the closure of its distribution center in Daytona, Florida. This commitment was made in conjunction with a decision to move to a larger more efficient facility in the same city. As a result of this decision an impairment loss of $1,025 was recognized in fiscal 1998 to reduce the carrying amount to the estimated fair market value. All employees in the closed distribution center were transferred to the new distribution center. The facility is closed and awaiting sale.

    In fiscal 2000, the management of PYA and Sara Lee committed to a plan involving the closure of one of its facilities in Raleigh, North Carolina. This commitment was made in order to more efficiently utilize existing warehouse space in the area. As a result of this decision an impairment loss of $1,100 was recognized in fiscal 2000 to reduce the carrying amount to the estimated fair market value. No severance was associated with this action. This facility is currently in use; however, it is expected to be closed by the end of July 2000.

8.) RETIREMENT PLANS

    PYA/Monarch sponsors a noncontributory defined benefit plan (PYA/Monarch, Inc. Hourly Operations Pension Plan) for warehousemen and drivers who are paid hourly and who are not part of a collective bargaining agreement.

    Employees who meet certain eligibility requirements and are not part of a collective bargaining arrangement participate in defined benefit pension plans sponsored by Sara Lee. These defined benefit pension plans include employees from a number of domestic Sara Lee business units. The annual cost of the Sara Lee defined benefit pension plans is allocated to the participating businesses based upon an actuarial formula which is consistently followed.

    The annual expense for the defined benefit pension plans was as follows:

                                                      1997       1998       1999
                                                    --------   --------   --------
PYA/Monarch, Inc. Hourly Operations Pension
  Plan............................................   $  842     $1,142     $1,683
Participation in Sara Lee sponsored defined
  benefit plans...................................    1,229      1,274      1,608
                                                     ------     ------     ------
Total defined benefit plan expense................   $2,071     $2,416     $3,291
                                                     ======     ======     ======

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

8.) RETIREMENT PLANS (CONTINUED)
    The components of the PYA/Monarch Inc. Hourly Operations Pension Plan net periodic pension cost were as follows:

                                                     1997       1998       1999
                                                   --------   --------   --------
    Service cost.................................  $   773     $1,007    $ 1,471
    Interest cost................................      547        657        930
    Expected return on assets....................     (663)      (715)    (1,100)
    Amortization of:
      Net initial asset..........................      (32)       (32)       (32)
      Prior service cost.........................      211        210        300
      Net actuarial loss.........................        6         15        114
                                                   -------     ------    -------
    Net periodic pension cost....................  $   842     $1,142    $ 1,683
                                                   =======     ======    =======

    The funded status of the PYA/Monarch, Inc. Hourly Operations Pension Plan at the respective year-ends was as follows:

                                                   1997       1998       1999
                                                 --------   --------   --------
Projected benefit obligation:
  Beginning of year............................  $ 7,613    $ 9,204    $15,009
  Service cost.................................      773      1,007      1,471
  Interest cost................................      547        657        930
  Plan amendments..............................       --        801         --
  Benefits paid................................     (227)      (193)      (265)
  Actuarial loss...............................      498      3,533        563
                                                 -------    -------    -------
  End of year..................................  $ 9,204    $15,009    $17,708
                                                 =======    =======    =======
Fair value of plan assets:
  Beginning of year............................  $ 7,637    $ 8,319    $13,064
  Actual return on plan assets.................      909      2,762       (280)
  Employer contributions.......................       --      2,176         --
  Benefits paid................................     (227)      (193)      (265)
                                                 -------    -------    -------
  End of year..................................  $ 8,319    $13,064    $12,519
                                                 =======    =======    =======
Funded status..................................  $  (885)   $(1,945)   $(5,189)
Unrecognized:
  Prior service cost...........................    1,060      2,162      1,863
  Net actuarial loss...........................    1,572      2,532      4,359
  Net initial asset............................     (191)      (159)      (127)
                                                 -------    -------    -------
Prepaid benefit cost recognized................  $ 1,556    $ 2,590    $   906
                                                 =======    =======    =======

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

8.) RETIREMENT PLANS (CONTINUED)

                                                   1997       1998       1999
                                                 --------   --------   --------
Amounts recognized on the balance sheets:
  Other noncurrent assets......................  $ 1,556    $ 2,161    $ 1,862
  Noncurrent benefit liability.................       --       (889)    (3,804)
  Accumulated other comprehensive loss.........       --      1,318      2,848
                                                 -------    -------    -------
Prepaid benefit cost recognized................  $ 1,556    $ 2,590    $   906
                                                 =======    =======    =======

    Net pension expense is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year. The assumptions at the respective fiscal year-ends were as follows:

                                                           1997       1998       1999
                                                         --------   --------   --------
Discount rate..........................................    7.25%      6.25%      6.25%
Long-term rate of return on plan assets................    8.75       8.50       8.50
Average rate of compensation increase..................    4.50       4.50       4.50

    Certain employees participate in a postretirement medical benefit plan sponsored by Sara Lee. This benefit plan includes employees from a number of domestic Sara Lee business units. Generally, employees who have attained age 55 and who have rendered 10 years of service are eligible for this postretirement benefit. Certain employees are required to contribute to plans in order to maintain coverage. Coverage is available only until Medicare eligibility. The annual cost of the Sara Lee postretirement plan is allocated to the participating businesses based on an actuarial formula which is consistently followed.

    PYA/Monarch sponsors a benefit plan which provides health care benefits to certain retired employees and their covered dependents. The accumulated postretirement medical benefit expense obligation relating to the PYA/Monarch sponsored plan is not material.

    The annual expense for the postretirement benefit plans is as follows:

                                                         1997       1998       1999
                                                       --------   --------   --------
Participation in Sara Lee sponsored postretirement
  medical benefit plan...............................    $602       $853      $1,177
PYA/Monarch, Inc. postretirement medical benefit
  plan...............................................      29         22          19
                                                         ----       ----      ------
Total postretirement medical benefit plan expense....    $631       $875      $1,196
                                                         ====       ====      ======

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

9.) INCOME TAXES

    The provisions for income taxes applying the U.S. statutory rate to income before taxes as reconciled to the actual provisions were as follows:

                                          1997                  1998                  1999
                                   -------------------   -------------------   -------------------
                                    AMOUNT    PERCENT     AMOUNT    PERCENT     AMOUNT    PERCENT
                                   --------   --------   --------   --------   --------   --------
Income before income taxes.......  $69,386     100.0%    $58,284     100.0%    $64,115     100.0%
                                   =======     =====     =======     =====     =======     =====
Tax expense at U.S. statutory
  rate...........................  $24,285      35.0%    $20,399      35.0%    $22,440      35.0%
State taxes, net of federal
  benefit........................    2,569       3.7       2,085       3.5       2,186       3.4
Nondeductible amortization.......    1,338       1.9       1,442       2.5       1,595       2.5
Other, net.......................      150       0.2          96       0.2         (18)       --
                                   -------     -----     -------     -----     -------     -----
Taxes at effective tax rates.....  $28,342      40.8%    $24,022      41.2%    $26,203      40.9%
                                   =======     =====     =======     =====     =======     =====

    The current and deferred income tax provisions were as follows:

                                                   1997       1998       1999
                                                 --------   --------   --------
Current........................................  $27,432    $21,330    $22,904
Deferred.......................................      910      2,692      3,299
                                                 -------    -------    -------
Net provision..................................  $28,342    $24,022    $26,203
                                                 =======    =======    =======

    The components of the deferred tax (benefits) provisions occurring as a result of transactions being reported in different years for financial and tax reporting are as follows:

                                                    1997       1998       1999
                                                  --------   --------   --------
Depreciation....................................  $ 3,304    $   788    $   224
Nondeductible expenses..........................    1,964     (2,212)       309
Nondeductible reserves..........................   (3,708)     2,754      2,359
Other, net......................................     (650)     1,362        407
                                                  -------    -------    -------
Deferred tax provision..........................  $   910    $ 2,692    $ 3,299
                                                  =======    =======    =======

    The deferred tax (assets) liabilities at the respective year-ends were as follows:

                                                             1998       1999
                                                           --------   --------
Reserves not deductible until paid.......................  $(4,794)   $(2,534)
Pension, post retirement, and other employee benefits....   (2,553)    (3,079)
Property.................................................    7,600      7,939
Net operating loss carryforward..........................   (3,517)    (3,665)
Other....................................................     (961)      (214)
                                                           -------    -------
Net deferred tax assets..................................  $(4,225)   $(1,553)
                                                           =======    =======

                               PYA/MONARCH, INC.

                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

9.) INCOME TAXES (CONTINUED)
    The above amounts have been classified in the balance sheets as follows:

                                                             1998       1999
                                                           --------   --------
Current assets...........................................  $(5,574)   $(6,286)
Non-current liabilities..................................    1,349      4,733
                                                           -------    -------
                                                           $(4,225)   $(1,553)
                                                           =======    =======

    At July 3, 1999, PYA/Monarch had unused net operating loss carryforwards of approximately $9,500. These carryforwards expire from 2004 through 2006.

    Cash taxes paid by PYA/Monarch and by Sara Lee on behalf of PYA/Monarch were $28,322 in fiscal 1997, $32,225 in fiscal 1998, and $23,310 in fiscal 1999.

10.) RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, June 1999 and June 2000, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133 and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of SFAS No. 133. These statements outline the accounting treatment for all derivative activity. PYA/Monarch does not use derivative instruments, and therefore these accounting statements should not have an effect on PYA/Monarch.

    In May 2000, the Emerging Issues Task Force of the FASB announced that it had reached a conclusion on Issue 00-14, "Accounting for Certain Sales Incentives". Issue 00-14 establishes requirements for the recognition and display of sales incentives such as discounts, coupons and rebates within the financial statements. The Emerging Issues Task Force conclusions on this issue will become effective for reporting periods beginning after May 18, 2000. Because of the timing of the release of these conclusions, we have yet to fully assess their effect on the results of operations and financial position. Based upon the available information it is likely that the adoption of this statement will result in the reclassification of various costs within the captions of the income statement. At this time, we do not believe that the adoption of this statement would modify the pretax earnings or net income presented in these statements.

11.) SUBSEQUENT EVENTS

    On June 21, 2000, PYA/Monarch amended and restated its Articles of Incorporation to increase the authorized number of shares of common stock at $.01 par value per share to 100,000 and the number of shares of preferred stock at $.01 par value per share to 25,000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                          Page
                                        --------
Prospectus Summary....................       1
Risk Factors..........................       6
Special Note Regarding Forward-
  Looking Statements and Market Data..      11
Our Separation from Sara Lee..........      12
Use of Proceeds.......................      13
Dividend Policy.......................      13
Capitalization........................      14
Selected Financial Data...............      15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................      17
Business..............................      23
Management............................      33
Arrangements between Sara Lee and
  PYA/Monarch.........................      46
Principal Stockholder.................      52
Description of Capital Stock..........      53
Shares Eligible for Future Sale.......      59
Underwriting..........................      60
Legal Matters.........................      62
Experts...............................      62
Where You Can Find More Information...      62
Index to Financial Statements.........     F-1

                               ------------------

    Through and including           , 2000 (the 25(th) day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                                         Shares

                               PYA/MONARCH, INC.

                                  Common Stock

                                 -------------

                                     [LOGO]

                                 -------------

                              GOLDMAN, SACHS & CO.
                            BEAR, STEARNS & CO. INC.
                              SALOMON SMITH BARNEY

                      Representatives of the Underwriters

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, we will pay in connection with the sale of common stock being registered. All amounts other than the SEC registration fee and the NASD filing fee are estimates.

SEC registration fee........................................   42,240
NASD Filing fee.............................................   16,500
New York Stock Exchange listing fee.........................     *
Printing and engraving expenses.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Blue sky fees and expenses..................................     *
Transfer agent and registrar fees and expenses..............     *
Miscellaneous fees and expenses.............................     *
                                                               ------
    Total...................................................   $ *
                                                               ======

------------------------

*   To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as material to the cause of action. Our charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.

    Our charter authorizes us and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who has agreed to become a director or officer or who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer, or a person who has agreed to become a director or officer, of the Company and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and any employee or agent of the Company or a predecessor of the Company.

    Maryland law requires a corporation (unless its charter provides otherwise, which the Company's charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met. Directors and officers of the Company are also covered by liability insurance maintained by Sara Lee.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS:

EXHIBIT NO.             DESCRIPTION
-----------             -----------
         1.1*           Form of Underwriting Agreement.

         2.1*           Form of Master Separation Agreement between Sara Lee and
                        PYA/Monarch.

         2.2*           Form of Tax Sharing Agreement between Sara Lee and
                        PYA/Monarch.

         2.3*           Form of Employee Matters Agreement between Sara Lee and
                        PYA/Monarch.

         2.4*           Form of Real Estate Matters Agreement between Sara Lee and
                        PYA/Monarch.

         2.5*           Form of Transitional Services Agreement between Sara Lee and
                        PYA/Monarch.

         2.6* Form of Indemnification and Insurance Matters Agreement between Sara Lee and
                        PYA/Monarch.

         3.1            Articles of Incorporation of the Registrant.

         3.2            Bylaws of the Registrant.

         4.1*           Specimen Certificate for the Registrant's Common Stock.

         5.1* Opinion of Ballard Spahr Andrews & Ingersoll, LLP, special counsel to the Registrant.

        10.1*           PYA/Monarch, Inc. 2000 Stock Incentive Plan.

        10.2*           PYA/Monarch, Inc. Employee Stock Purchase Plan.

        10.3*           PYA/Monarch, Inc. Executive Deferred Compensation Plan.

        10.4*           PYA/Monarch, Inc. Performance-Based Annual Incentive Plan.

        10.5*           PYA/Monarch, Inc. Non-Employee Director Stock Plan.

        10.6*           PYA/Monarch, Inc. Non-Employee Directors' Deferred
                        Compensation Plan.

        11.1*           Statement Regarding Computation of Per Share Earnings.

EXHIBIT NO.             DESCRIPTION
-----------             -----------
        23.1            Consent of Arthur Andersen LLP.

        23.2*           Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).

        24.1            Power of Attorney (included on signature page).

        27.1            Financial Data Schedule.

------------------------

*   To be filed by amendment.

(B)  FINANCIAL STATEMENT SCHEDULES:

                                  SCHEDULE II
                               PYA/MONARCH, INC.
                       VALUATION AND QUALIFYING ACCOUNTS
       FOR THE YEARS ENDED JUNE 28, 1997, JUNE 27, 1998, JULY 3, 1999 AND
                        THE 39 WEEKS ENDED APRIL 1, 2000
                                 (IN THOUSANDS)

                                                            PROVISION
                                              BALANCE AT    CHARGED TO   WRITE-OFFS/      OTHER
                                             BEGINNING OF   COSTS AND    ALLOWANCES     ADDITIONS      BALANCE AT
                                                 YEAR        EXPENSES       TAKEN      (DEDUCTIONS)   END OF PERIOD
                                             ------------   ----------   -----------   ------------   -------------
For the Year Ended June 28, 1997
  Allowance for bad debts..................     $7,406        $(874)        $(494)        $(6,038)(1) $         --

For the Year Ended June 27, 1998
  Allowance for bad debts..................     $   --        $  --         $  --         $    --     $         --

For the Year Ended July 3, 1999
  Allowance for bad debts..................     $   --        $  --         $  --         $    --     $         --

For the 39 Weeks Ended April 1, 2000
  Allowance for bad debts..................     $   --        $  --         $  --         $    --     $         --

--------------------------

(1) Amount eliminated upon the initial nonrecourse sale to Sara Lee of trade receivables in February 1997.

    All other schedules have been omitted because the information required to be set forth in those schedules is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Greenville, State of South Carolina, on June 26, 2000.

                                                       PYA/MONARCH, INC.

                                                       By:  /s/ W. MCFALL PEARCE
                                                            -----------------------------------------
                                                            W. McFall Pearce
                                                            Chairman of the Board, Chief Executive
                                                            Officer and President

                               POWER OF ATTORNEY

    We the undersigned directors and officers of PYA/Monarch do hereby constitute and appoint W. McFall Pearce and Kelly A. Elliott our true and lawful attorneys-in-fact and agents, to do any and all acts and things in our names and on our behalf in our capacities as directors and officers and to execute any and all instruments for us an din our name in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said Registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statements, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereof; and we do hereby ratify and confirm all that said attorneys and agents shall do our cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on June 26, 2000:

                      SIGNATURE                                            TITLE
                      ---------                                            -----
                /s/ W. MCFALL PEARCE
     -------------------------------------------       Chairman of the Board, Chief Executive Officer
                  W. McFall Pearce                       and President

                                                       Vice President--Corporate Controller of Sara
                 /s/ WAYNE SZYPULSKI                     Lee (as principal financial officer and
     -------------------------------------------         principal accounting officer for
                   Wayne Szypulski                       PYA/Monarch)

                 /s/ ROBERT M. STOUT
     -------------------------------------------       Director
                   Robert M. Stout

                                 EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------
         1.1*           Form of Underwriting Agreement.

         2.1*           Form of Master Separation Agreement between Sara Lee and
                        PYA/Monarch.

         2.2*           Form of Tax Sharing Agreement between Sara Lee and
                        PYA/Monarch.

         2.3*           Form of Employee Matters Agreement between Sara Lee and
                        PYA/Monarch.

         2.4*           Form of Real Estate Matters Agreement between Sara Lee and
                        PYA/Monarch.

         2.5*           Form of Transitional Services Agreement between Sara Lee and
                        PYA/Monarch.

         2.6* Form of Indemnification and Insurance Matters Agreement between Sara Lee and PYA/Monarch.

         3.1            Articles of Incorporation of the Registrant.

         3.2            Bylaws of the Registrant.

         4.1*           Specimen Certificate for the Registrant's Common Stock.

         5.1* Opinion of Ballard Spahr Andrews & Ingersoll, LLP, special counsel to the Registrant.

        10.1*           PYA/Monarch, Inc. 2000 Stock Incentive Plan.

        10.2*           PYA/Monarch, Inc. Employee Stock Purchase Plan.

        10.3*           PYA/Monarch, Inc. Executive Deferred Compensation Plan.

        10.4*           PYA/Monarch, Inc. Performance-Based Annual Incentive Plan.

        10.5*           PYA/Monarch, Inc. Non-Employee Director Stock Plan.

        10.6*           PYA/Monarch, Inc. Non-Employee Directors' Deferred
                        Compensation Plan.

        11.1*           Statement Regarding Computation of Per Share Earnings.

        23.1            Consent of Arthur Andersen LLP.

        23.2*           Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in Exhibit 5.1).

        24.1            Power of Attorney (included on signature page).

        27.1            Financial Data Schedule.

------------------------

*   To be filed by amendment.